Exhibit 99.1

Ability Inc.

(“The Company”)

2021 Periodic Report

The Company is a “Small Corporation” as defined in Regulation 5C of the Securities Regulations (Periodic and Immediate Reports), 1970-5730 (the “Reporting Regulations”). As part of the relief granted to small corporations under the Reporting Regulations, the Company’s Board of Directors decided to adopt all the reliefs approved for small corporations as detailed in the Reporting Regulations, to the extent applicable to the Company, as detailed in the Company’s immediate report published January 1, 2020 (Ref: 2020-01-000600) included in this report  by way of reference.

It is hereby clarified that in the following periodic report the full reliefs have been applied insofar as applicable to the Company.

General Definitions

In this periodic report, the terms below will have the meaning listed next to them:

“The Board of Directors’ Report”	The Company’s Board of Directors’ Report on the Company’s State of Affairs as of December 31, 2021 is included in Chapter B of the Periodic Report
“The Periodic Report” or the “The Report”	The Company’s periodic report for 2021
“The Financial Reports”	The Company’s consolidated financial reports as of December 31, 2021 are included in Chapter C of the Periodic Report
“The Company”	Ability Inc.
“Industries”	Ability Computer & Software Industries Ltd.
“Security”	Ability Security Systems Ltd.
“Telcostar”	Telcostar Pte Ltd.
“The Group” or “Ability Group”	The Company and its subsidiaries – Industries, Security and Telcostar
“ULIN”	Ultimate Interception
“The Companies Law”	The Companies Law, 1999-5759
“The Securities Law”	The Securities Law, 1968-5728
“The Reporting Regulations”	The Securities Regulations (Periodic and Immediate Reports), 1970-5730
“The Nasdaq”	Nasdaq Stock Exchange
“SEC”	United States Securities and Exchange Commission
“The TASE”	The Tel Aviv Stock Exchange Ltd.
“OTC Pink”	The OTC Open Market Trading Arena
“The Reporting Date”	December 31, 2021
“The Report’s Publication Date”	March 31, 2022
“The Reporting Period”	The Year that ended on December 31, 2021

Part One – Description of the General Development of the Company’s Business

1.	The Company’s Activity and Description of its Business Development

The companies of the Group provide defense systems and advanced solutions for intercepting data communications, geographic location and cyber for various government, military, police and intelligence agencies around the world.

The companies of the Group assess that they will not be able to pay off their creditors, and therefore they took measures to minimize their scope of debts and liabilities, as well as maximize the value of their assets, as detailed below. Therefore, on February 24, 2022, the Company applied for a debt restructuring  as elaborated below.

1.1	General

The Company was incorporated in the Cayman Islands on September 1, 2015, and was originally named Cambridge Holdco Corp. It was created as a subsidiary held in full by Cambridge Capital Acquisition Corporation (“Cambridge”), a “blank check” company (SPAC), an American company incorporated under the laws of the State of Delaware, USA on October 1, 2013, and which began trading on Nasdaq on December 23, 2013.

On December 23, 2015, a merger process had begun, which included, among other things, the following procedures: a merger between the Company and Cambridge, in which the Company took over and began trading on Nasdaq in Cambridge’s stead. In addition, as part of the merger process, the Company purchased all of the shares issued by Industries, an Israeli company, in a process that predominantly included exchanging shares and becoming the sole owner of this company, as well as purchased 16% of the issued shares of Security, which is also an Israeli company, from the sole shareholder of Security at the time, in exchange for cash and a put option to sell the remaining shares to the Company, an option which he exercised in January 2016, and as a result, on the date of the exercise, the Company became the sole owner of this company as well. On January 15, 2019, the Company carried out a transaction of purchasing in full the shares issued by Telcostar, which became another subsidiary of the Company.

On January 12, 2016, the Company’s shares were also listed on the Tel Aviv Stock Exchange as part of the “dual listing” in accordance with Chapter E of the Securities Law.

At the end of the trading day of December 27, 2019, the Company’s shares were delisted from trading on NASDAQ. On January 1, 2020, the Company announced that it is making a transition to reporting in accordance with the directives of Chapter F of the Securities Law, which applies to reporting corporations in Israel (the “New Reporting Format”), with respect to the Company’s immediate reports, whereas with respect to its periodic reports, the Company continued to report in accordance with Chapter E3 of the Law for six months subsequent to the date of delisting its shares from trading on Nasdaq in accordance with the directives of Section 36(A2) of the Law (the “Transition Period”). Accordingly, on June 15, 2020, the Company submitted the 2019 Periodic Report in the SEC Reporting Format on Form 20-F (Ref: 2020-01-062304). For additional information, see the Company’s immediate reports dated December 29, 2019 (Ref: 2019-01-114564), and January 1, 2020 (Ref: 2020-01-000585) that are included in this report  by way of reference.

Please note, that the Company was late in submitting the financial reports for the second quarter of 2020. For additional information, see the Company’s immediate report about the financial sanction requirement, dated January 11, 2022 (Ref: 2022-01-005743) (“Financial Sanction Requirement”), which is included in this report  by way of reference (note that this concerns the semi-annual financial reports for the first half that ended on June 30, 2020).

As of the date of the report, the Company’s shares are listed on the Stock Exchange and their listing is suspended on OTC Pink due to failure to submit an annual report in the format required for 2020 per the reporting regulations in the USA (Form 20-F). The Company publishes English translations of its consolidated financial reports (both the annual and semi-annual) in the SEC’s reporting system, and substantial immediate reports that are reported in Hebrew in Israel.

As of 2020 and up to the time the report was published, the COVID-19 pandemic spreads across the globe, and laterally impacts the economy of the countries and the condition of the markets. As of the date of the report, the COVID 19 pandemic is still active on a global level, and we cannot project when it will end, and what would be its cumulative impact on the global economy. Many governments, including the Government of Israel, have taken measures to handle the outbreak of the pandemic, which in turn led to a decreased activity in the business economy in Israel and around the world.

For information about the effect of the spread of the Corona virus on the Company’s activity, see Section 27 of Chapter A herein.

1.1.1	Motion For a Stay of Proceedings

In light of the realization of some of the risks detailed in Section 27 of Chapter A herein, and particularly the impact of the Corona virus on the Company’s activity, the companies of the Group have encountered cash flow issues. On July 14, 2021, the Group filed a with the Tel Aviv-Jaffa District Court for stay of proceedings (the “Motion for a Stay of Proceedings”) for the purpose of formulating  a Debt Restructuring Plan per the directive of the 4th Amendment of the Insolvency and Economic Recovery Law, 5778-2018 (the “Insolvency Law”). Within the scope of the Motion the Group’s companies requested, among other things, to use the deposit funds in the total of approx. 12.5 million USD that are deposited into a trust account under the Company’s name, for the purpose of put options (the “Deposit”), as detailed in Explanation 10.a.11. of the financial reports. For additional information about the Motion for a Stay of Proceedings, see the immediate reports dated July 14, and 22, 2021 (Ref: 2021-01-117075 and 2021-01-120888), respectively) that are included in this report  by way of reference.

The court heard the Motion on July 21, 2021 and stated, among other things, that the Motion for a Stay of Proceedings is not ready to be decided on, and that the companies need to discuss this with the Company’s major shareholders Mr. Anatoly Hurgin (“Hurgin”) and Mr. Alexander Aurovsky (“Aurovsky”) and other relevant parties in order to reach a debt restructuring .

1.1.2	Motion to Bring a Debt Restructuring Plan

Therefore, and subsequently, the Company moved to create the debt restructuring plan. For the purpose of managing the debt restructuring plan, an independent committee of the Company’s Board of Directors was established on October 6, 2021, for the purpose of formulating a debt restructuring plan (“the Independent Committee”). The Independent Committee is headed by the two external directors, the Honorable Amir Ariel, Maya Sadrina and a director, who is not a shareholder or an officer of the Company, Joseph Tenne.

The Independent Committee operated on multiple levels, under the counsel of legal advisors in Israel and the USA for the purposes of creating a debt arrangement; and among other things, the office of Kaminsky Corporate Recovery (KCR) which specializes in insolvency and economical recovery was hired. Additionally, CPA Amir Soraya reviewed the Company’s paying off ability, and prepared an opinion on the matter. Amir Soraya’s opinion, dated January 2022, found that the Group’s companies are insolvent both per the cash flow insolvency test and the balance sheet insolvency test, as prescribed in Section 2 of the Insolvency Law.

The independent committee met with several groups of bidders that expressed interest in purchasing the publicly traded shell corporation of the Company, without the current operation. Additionally, the members of the Independent Committee met with Mr. Hurgin and Mr. Aurovsky to receive an offer from them as well. Based on the financial analysis carried out by KCR (subsequent to another round of meetings with the bidders as well as with Hurgin and Aurovsky), the proposals were rated in accordance with objective and transparent criteria, of which Mr. Yaniv Hevron’s proposal was chosen (in person or via a company under his control (“Hevron”) for the purpose of negotiating a binding agreement for purchasing the publicly traded shell corporation of the Company.

In light of the financial opinion of CPA Soraya, and based on Hevron’s proposal, the Company created a proposal for debt restructuring plan . On February 24, 2022, the Company filed a motion with the Tel Aviv-Jaffa District Court to bring debt restructuring plan for the approval of the interested parties (creditors and shareholders); and the main purpose of the debt restructuring plan is to maximize the debt ratio to be paid off to the creditors of the Group’s companies.

The proposed debt restructuring plan outline is based on: (1) Selling the publicly traded shell corporation of the Company; (2) A contribution made by Hurgin and Aurovsky while waiving the debts of the Group’s companies they are owed (in exchange for eliminating debts related to the companies); (3) Utilizing the internal resources of the Group’s companies, by way of using the funds in their accounts for the purpose of paying off all of their debts.

The debt restructuring plan suggests that within the scope of selling the publicly traded shell corporation of the Companyto Mr. Hevron, in person and/or via a company under his control for 2 million ILS, an allocation of 20.01% of the Company’s share capital, issued and outstanding, will be issued to the creditors; Additionally, all of the creditors will be given a put option with respect to the shares that they will receive with the publicly traded shell corporation, according to which, the creditors will have the right to sell the shares allocated to them for the total amount of 7,000,000 ILS. In addition, the creditors will receive a guarantee from Mr. Hevron to inject new operations into the publicly traded shell corporation in a value that will be not less than NIS 100 million (after the merger).. This will include the arrangement fund, in addition to the funds provided by Mr. Hevron, shares that the creditors may keep and sell in the market or choose to realize the put option and receive funds.

The proposed plan also includes a contribution by Hurgin and Aurovsky by transferring the operation  of the Company’s subsidiaries - whereas there are no other applicants to purchase this operation  from Hurgin and Aurovsky (via companies under their control), while sparing debt claims by the customers of the subsidiaries, compared with the alternative of the termination of the Subsidiaries’ operations. Additionally, Hurgin and Aurovsky’s contribution includes a waiver of the debt claims against the companies in the sum of 10.5 to 12.5 million ILS (mostly debts in respect of salary), as well as potential profits (Upside) of up to 3.0 million USD that per Hurgin and Aurovsky’s proposal, will be transferred to the arrangement fund from the operations profits of the subsidiaries to be gained in the coming years (as per the mechanism detailed in their proposal). The contribution of Hurgin and Aurovsky within the scope of the arrangement is predicated on having an exemption from claims against them with respect to their activity in the companies, as well as an exemption from debts claimed against Ability Limited with respect to the two claims made against it along with Hurgin and Aurovsky and plaintiffs 1-3.

Additionally, the debt arrangement relies on the internal resources of the Group’s companies.

The above information regarding the debt restructuring plan is a forward-looking information, as defined in the Securities Law, and is based on current knowledge by the Company as of the date of publication of this report and the Company’s assessments accordingly. Executing the outline of the proposed plan may or may not materialize differently due to, among other things, many factors beyond the Company’s control, such as having any of the parties object the terms of the plan, having the SEC object, and having the Israeli court decide differently than the proposed plan.

To clarify, the aforesaid does not exhaust the directives of the debt restructuring plan. For the full version, see the Company’s immediate report dated February 27, 2022 (Ref: 2022-01-023125), which is included in this report  by way of reference.

1.1.3	Changes in the tenure of Company officers

During the reporting period, the Company made changes regarding Company officers, including appointing an external director and a regular director to the Company as part of the measures taken by the Company to adapt its institutions to the directives of the corporate governance and Israeli law per Section 39A of the Securities Law. For additional information regarding  changes in the tenure of Company officers, see Section 16.7 of Chapter A herein.

1.2	Holdings structure

1.3	As of the reporting date, the Company fully owns three companies: Industries and Security, which were incorporated under the laws of the State of Israel and Telcostar which was incorporated under the laws of the State of Singapore (the “Subsidiaries”).

2.	Company’s Areas of Activity

2.1	The Company is a holding company that operates through the subsidiaries in the field of intercepting cellular and satellite communications, geographic location and cyber solutions for various government, military, police and intelligence entities around the world (the “Area of Activity”). For additional information regarding the Company’s customers, see Section 9 of Chapter A herein.

2.2	The Company offers integrated solutions for most cellular and satellite communication devices that enable real-time interception of communication data. The Company also offers strategic and tactical systems used to intercept cellular and satellite communications and track telephone users. The Company’s main operation in the area of activity is carried out through the ULIN system – a strategic system with call monitoring capabilities and geographic location of cell phones, which was developed by Telcostar.

For additional information regarding the Company’s products, see Section 8 of Chapter A herein.

3.	Investments in the Company’s Equity and Share Transactions

Excluding the aforementioned, no investments were made with the Company’s capital in the past two years, and to the best of the Company’s knowledge, no other material transaction was made by interested parties in the Company’s shares during the two years preceding December 31, 2021 and until the publication date of the report:

3.1	Off-exchange sales transactions of the Company’s ordinary shares as detailed below:

Transaction Date	Type of Transaction	Number of Securities	Seller / Buyer	Share Price in USD	Reference
February 9, 2021	Off-exchange sale	150,000 ordinary shares	Anatoly Hurgin	0.5	2021-01-018376
February 16, 2021	Off-exchange sale	150,000 ordinary shares	Anatoly Hurgin	0.33	2021-01-019525

3.2	On February 18, 2021, Mr. Anatoly Hurgin and Mr. Alexander Aurovsky have both signed a waiver of voting rights in the total amount of 350,000 restricted shares (a total of 700,000 restricted shares together), without waiving the capital rights attached to these shares. These waivers have been approved by the Company’s Board of Directors.

4.	Dividend Distribution

4.1	The Company did not distribute nor announce about a dividend distribution during the two years preceding the date of this report and up to the report’s publication date.

4.2	As of the date of this report, the Company does not have distributable profits.

To the best of the Company’s knowledge, there were no external restrictions that may affect the Company’s ability to distribute dividends in the last two years or that apply as of the date of this report or that may apply in the future.

Part Two – Other Information

5.	Financial Information Regarding the Company’s Areas of Activity

The following are the Company’s main financial data for the years 2021, 2020 and 2019:

	For the Year that ended December 31
	2021	2020	2019
	Thousands USD
Sale Revenues	589	1,726	1,885
Operating Loss	(7,455)	(6,431)	(7,572)
Comprehensive Loss	(7,597)	(6,709)	(7,805)
	As of December 31
	2021	2020	2019
	Thousands USD
Total Assets	14,513	13,818	17,186
Total Liabilities	31,044	23,070	20,080
Capital Deficit	(16,491)	(9,252)	(2,894)

For details and an explanation about the changes and developments with respect to the financial data included in the above table, see the Company’s Board of Directors’ Report, enclosed as Chapter B to this report.

6.	General Environment and Impact of External Factors on the Company’s Activity

The Company is insolvent as the value of its assets is significantly lower than the balance of its debts, and therefore, the Company promotes a composition of creditors, under which the Company will distribute most of its assets. Also, the Company contracted a deal to sell the publicly traded shell corporation (as aforementioned).

Current to this date, the Company’s operation in its area of activity is directly affected by the following factors: political and security situation in the countries that purchase the Company’s services and security needs in those countries; the economic situation in foreign markets; technological developments; legislation and other regulation on the Company’s activities as well as the international status of the State of Israel and its diplomatic relations with other countries.

In addition, the economic situation and developments in global markets in general, and in countries that constitute important customers for the Company in particular, affect the Company’s business results and business situation. For example, economic crises and/or devaluations in the target countries’ local currencies may lead to a reduction in government spending and a reduction in budgets earmarked for security equipment.

The outbreak of the Corona virus at the beginning of 2020 and which continues to spread around the world, including in Israel, also adversely affect the Company’s business situation in lieu of the decreased activity in the business economy in countries around the world.

For additional information regarding the effects of external factors on the Company’s activity, see Section 27 (Discussion About Risk Factors) of Chapter A herein.

Part Three – Description of the Company’s Business by Area of Activity

7.	General Information About the Area of Activity

7.1	General

The Company operates via its subsidiaries in the market of cellular and satellite communications interception solutions and provides products and advanced interception solutions for cellular data, geographic location, intelligence and cyber intended to address the specific security needs and challenges of its customers – governments, military forces, law enforcement agencies, homeland security agencies of countries and other security bodies. The Company focuses on interception of voice communications, SMS and data from cellular communications networks (GSM, CDMA, UMTS and LTE) and satellite communications networks. The Company’s cellular and satellite interception products are suited for use as independent tactical systems or integrated into existing strategic systems.

7.2	Structure of the Area of Activity and Changes Therein

7.2.1	The growing threat of global terrorism as well as criminal activity in recent decades has increased the need for military intelligence agencies and law enforcement agencies to develop capabilities to intercept and decipher criminal communications. In response to this need, many solutions were developed for intercepting and deciphering communications. The Company believes that the development of reliable, mobile and powerful solutions is critical to the success of any intelligence operation and that the use of communication interception tools has become the most crucial factor in security intelligence.

7.2.2	In recent years, the security market has been characterized by rapid changes, technological developments and customer needs that require a rapid response to developing threats, an emphasis on the need for operational intelligence and an increasing competition that requires business and operational focus. Therefore, the operational requirements of the Company’s customers have become more diverse and extensive in a way that requires players in the interception industry to expand and improve the supply of products in the market and provide advanced interception, geographic location and cyber solutions.

7.3	Applicable Restrictions, Legislation, Standards and Special Restrictions Concerning the Area of Activity

7.3.1	Below is a summary of legislation directives under color of law that apply to the Company:

a.	Control of Defense Export

The purpose of the Defense Export Control Law, 2007-5767 (the “Defense Export Law”) is to regulate State control over the export of security equipment, transfer of security knowledge and provision of security service, as defined in the Defense Export Law and detailed, among other things, in regulations enacted thereunder, including in the Defense Export Control Order (Combat Equipment), 2008-5768.

The Defense Export Law imposes an obligation to obtain a “Defense Marketing License” in advance from the competent authority for carrying out various activities aimed at promoting defense export deals (including a brokerage operation prior to contracting a defense export deal) and a “Defense Export License” to execute the deal for which a Security Marketing License was obtained, and a license is also required for the transfer of security equipment or knowledge to a person other than the one for whom a Security Export License has been granted or to change the final use of the security equipment or knowledge in respect of which a license has been granted.

In certain circumstances, the Minister of Defense may grant an exemption from obtaining a Defense Marketing License or a Defense Export License. The Defense Export Law imposes on anyone who has received a license a reporting obligation on an annual basis to the competent authority, regarding his activities, and an obligation to maintain records and retain information and documentation with respect to defense export transactions he has performed for a period of ten years. In addition, the law gives the competent authority various audit and supervisory powers to enable it to monitor the compliance with the directives of the Defense Export Law (among other things, the Defense Export Law enables enforcement measures such as the imposition of a civil fine or a financial sanction on violators of the law or license conditions), as well as established an enforcement system at the criminal level and at the administrative level.

b.	Defense Export Control Division

The Defense Export Control Agency of the Ministry of Defense (“DECA”) is the Ministry of Defense agency responsible for the control of defense exports, and accordingly, it is the agency authorized to issue marketing and export licenses, set stipulations in licenses, deny licenses and revoke licenses. DECA is the Ministry of Defense agency authorized for handling exporter inquiries in cases where they must obtain approval from other countries that apply various export restrictions regarding continued exports from Israel and/or regarding the continued sale in Israel of products/knowledge purchased from the said country.

c.	Control on the Export of Dual-Use Goods, Services and Technology

Export of goods, technology or services for them, intended primarily for civilian use and also suitable for security use, except those goods, technology or services for which a license must be obtained in accordance with the Defense Export Law if the end user is a security user (“dual-use items”), regulated by the Import and Export Order (Control of Goods, Services and Technology Exports), 2006-5766 (the “Import and Export Order”). The export of dual-use items will be under a license from the Foreign Trade Administration at the Ministry of Economy and Industry, unless a license has been obtained from DECA under the Defense Export Law.

d.	Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974-5734

Activities e relating to encryption and decryption in Israel and/or by Israelis, including encryption technology development, as well as marketing, importing, exporting, sale and licensing of encrypted products regulated by the Order governing the Control of Commodities and Services (Engagement in Encryption Items), 1974-5734 (“Engagement in Encryption Items Order”) and in the Declaration governing the Control of Commodities and Services (Engagement in Encryption Items) (Amendment), 1998-5758, which were issued by the Minister of Defense, by virtue of his authority under the Control of Commodities and Services Law, 1957-5717 (“Control of Commodity and Services Law”).

7.3.2	The Company holds, via its subsidiaries, the following licenses:

●	Defense marketing and export licenses in accordance with the Defense Export Law (“Defense Marketing and Export Licenses”), through Security.

●	License to engage in encryption items in accordance with the Engagement in Encryption Items Order (“Encryption License”), through Security and Industries.

On March 17 and 20, 2019, the Ministry of Defense ordered suspending the defense marketing and exporting licenses of Security, and the encryption licenses of Security and Industries, respectively. For additional information about the aforementioned licenses suspension, see Section 10.A.7. of the financial reports.

7.4	Changes in the Volume of Activity in the Field and its Profitability

7.4.1	The scope of the Company’s activity is directly affected by the defense budget of the purchasing countries, their security needs and their economic status. Defense budget reduction worldwide due to handling with COVID-19, and changing national priorities on account of defense budgets, as well as restricting international travel have impacted the Company’s scope of activity.

7.4.2	In the cyber field – To the best of the Company’s knowledge, the importance of the subject of cyber is consistently increasing every year from the defensive aspect, the intelligence aspect and the offensive aspect. This need is reflected in the growing demands for creating national cyber centers, protecting critical infrastructure and weapon systems, creating cyber intelligence systems, cyber protection for civil aviation facilities, maritime transport and space. The State’s cyber market indicates a significant increase in the size of the average transaction in light of the NSO affair, as many governments worldwide tightened supervision on cyber production. Therefore, companies in the field are compelled to wait longer to receive marketing and exporting approvals of their products, and even make changes in order to meet the government’s terms and requirements.

7.5	Market Developments in the Area of Activity Or Changes in the Characteristics of its Customers

As aforementioned, there is a trend worldwide of increasing the use of encrypted communication (VoIP). Additionally, there are evident trends of reducing government expenditures and budgets intended for equipping with these products. These trends decrease the demand for solutions using interception of cellular communications.

7.6	Technological Changes that Can Significantly Affect the Area of Activity

In recent years, the technology has advanced in the Company’s area of activity. Below are the main trends per the Company’s understanding:

- An increased use of data-based encrypted communications.

- Deployment of 5G network.

7.7	Critical Success Factors in the Area of Activity and Changes Therein

Several critical success factors can be identified in the area of activity, including:

7.7.1	Introduction of technological innovation compared to competitors.

7.7.2	Achievement of operational advantages over the competitors’ products.

7.7.3	Ability to accumulate and maintain a reputation over the years as a company that develops and markets quality products with added value for the customer, technical flexibility and a high level of reliability.

7.7.4	Expansion of the circle of markets in which the Company operates and strengthening its status in the markets in which it operates.

7.7.5	Employing quality personnel with a relevant technological background, enabling the continued development of advanced products based on innovative and dynamic technologies.

7.7.6	Developing and marketing innovative products that will provide the best solution for the needs of the market and its developing trends, accommodating market demand, based on customer demand and the supply of competing products in the market.

7.7.7	Providing efficient and professional service to the Company’s customers.

7.8	The Main Entry and Exit Barriers of the Area of Activity and Changes Therein

A limited number of players dominate the legal tactical interception industry. Although the industry is experiencing a growth increase, the number of players therein did not increase significantly due to the market’s significant entry barriers, including the characteristics of the players and customers, the stringent regulation and the technological complexity of the proposed solutions in the area of activity. The Company assesses there are several critical success factors in the area of activity, including:

7.8.1	Relationships with Important Customers: In this area there are a limited number of “super customers”, such as government bodies and law enforcement agencies who are sophisticated customers with very complicated and specific requirements. Therefore, the ability to engage with these customers is an important factor for succeeding in the field;

7.8.2	Familiarity with market characteristics: A need for an in depth familiarity with the industry, market characteristics, customers and their specific requirements regarding the solutions and products offered in the market;

7.8.3	High level of professionalism: A high level of professionalism and understanding is required in relevant fields, including technological, engineering and business knowledge, along with existing technological infrastructure and international logistical capability in transporting complicated products and systems, while meeting technological and safety standards, etc .;

7.8.4	Reputation: Creating and maintaining a good long-term reputation, due to the fact that customers in the field take great care to enter into agreements with companies that have a proven track record of a high product level, product survivability, product compliance with required standards in each target market and proven technical support capability during the development, integration and day-to-day operation stages of the products;

7.8.5	Collaborations: A significant portion of the transactions in the area of activity are carried out through a business collaboration with other solution providers that operate in complementary areas to the Company’s operations, as part of providing a comprehensive response to the customer’s needs. Therefore, the ability to maintain business collaborations that involve working together over years, understanding the technology and work procedures of the other business partners, and adapting the Company’s technology accordingly is required.

The main exit barrier is the existence of agreements with current customers and the fulfillment of obligations thereunder.

7.9	Substitutes for Products in the Area of Activity and Changes Therein

As of the reporting date, to the best of the Company’s knowledge, there are substitute products for the services provided by the Company that are provided by competitors in the area of activity. For additional information, see Section 12 of Chapter A herein.

7.10	Competition Structure in the Area of Activity and Changes Therein

For details regarding the market competition structure, the names of the Company’s main competitors and the products they offer, see Section 12 (Competition) of Chapter A herein.

8.	Products and Services

8.1	The Company operates through its subsidiaries in the market that offers solutions for intercepting cellular and satellite communications. The Company provides products and advanced interception solutions for cellular data, cellular location, intelligence and cyber designed to address the specific security needs and challenges of its customers – governments, military forces, law enforcement agencies, homeland security agencies of countries and other security agencies. The Company focuses on interception of voice communications, SMS and data from cellular communications networks (GSM, CDMA, UMTS and LTE) and satellite communications networks.

8.2	The Company’s products and the solutions it provides enable security agencies, law enforcement agencies and other armed forces to gain a tactical advantage over the most mobile and covert rivals. The Company’s products are intended to provide a comprehensive solution for all areas of the legal interception market.

8.3	In the cyber field, the Company’s main activity is providing information retrieval services from cell phones and displaying it. In addition, the Company provides technological services for identifying and detecting monitoring systems (such as an active cellular interception system, fake SMS advertising systems and IMSI/IMEI Catchers attack tools), as well as interception prevention solutions (i.e. “intercepting the interceptor”) in a way that allows the user to listen and manipulate the information intercepted. The Company works closely with its customers in designing solutions tailored to their unique needs, including assistance in integrating and installing the systems and deploying them.

The Company’s main products are:

8.4	Cellular Communication and Geographic Location Interception

ULIN

In 2015, the ULIN system was introduced, a strategic system based on the SaaS model for data and geographic location interception in the GSM, UMTS and LTE cellular networks. Unlike other systems that were used until then, ULIN does not require, in most cases, the involvement of cellular network operators. Additionally, unlike tactical interception systems, ULIN is capable of remote operation. In most cases the system can intercept data, as aforementioned, based only on the phone number of the mobile device or the IMSI.

The ULIN system represents a new technological approach to cellular interception and provides operational capabilities that did not exist previously, mainly the ability to intercept cellular communications without physical proximity to the targets to be intercepted.

The Company’s transactions in the system are based on the service agreement between the Company and the ULIN system provider, according to which the supplier will provide the Company with services and resources that will enable the Company to maintain and develop the system. The aforementioned service agreement is in effect until December 31, 2022. For additional information, see Section 22.1 of Chapter A herein.

IBIS

IBIS (In-Between Interception System) is an independent tactical solution used to intercept GSM, UMTS and LTE cellular communications without the need to involve the cellular network provider in which the targeted cellular device operates. The system integrates all relevant subsystems into one unit, and enables the user to scan, analyze, monitor, record, track, intercept mobile devices and locate voice information, SMS and data traffic.

The system is designed to operate with several types of power sources in a way that allows installation and operation with a wide variety of applications and in different environments, in stationary or portable facilities, including in vehicles and vessels, or can be carried in backpacks. Moreover, the Company provides an IBIS system compatible with airborne platforms. Airline applications include surveillance missions, border control, surveillance of hijackers and drug dealers and detection of active mobile devices in disaster areas.

ACIS

(Advanced CDMA Interception System) ACIS- A fast, reliable, portable and undetectable interception device for cellular CDMA network traffic. The system intercepts and records voice communication, SMS and other data related to the cellular call, and automatically searches for active CDMA network frequencies and active channels. Also, the system operates independently without the need for cooperation with network providers, and is adapted to all types of CDMAone and CDMA 2000 networks and supports all frequency bands.

IMSI Catchers

The Company offers a variety of solutions for GSM/UMTS/LTE/IMSI interception, in various installations and configurations, which can be customized for the customer’s needs.

8.5	Satellite Communication Interception

IRIS

IRIS (Iridium Interception System) is a portable tactical system that intercepts voice, SMS and data in the communication channels of the Iridium satellite (an active communication satellite system in orbit and on the ground, which enables voice communication and data throughout the world). The system is completely passive and does not interfere with satellite communications. It can be easily installed in vehicles, vessels, helicopters and on people.

ATIS

ATIS (Advanced Thuraya Interception System) intercepts information transmitted through the Thuraya network channels (an advanced two-satellite communications network that covers most of Europe, Asia and Africa). The system intercepts voice information, facsimile, SMS data and information related to the cellular call and also determines the geographic location of Thuraya terminals.

SLIS

(Satellite Link Interception System) SLIS tracks information transmitted through satellite communication channels. The information monitored by the system includes the Intelsat, Eutelsat, Arabsat, Domsat, Indosat satellite systems and other global or regional satellite communications operators. The system has the ability to intercept the following communication links:

●	E1/T1 standards and their derivatives with various types of compression, including DCME and many others.

●	Public and private computer networks.

●	Various standards of the global VAST system.

●	GSM operators, including GSM-A and Abis.

The information that can be monitored from these sources includes voice communication, facsimile messages (analog or digital), SMS, video conferencing and meetings over the Internet or private networks.

The Company’s assessment regarding the realization of its business activity regarding the achievement of the goals for which its services and products are intended includes forward-looking information, as defined in the Securities Law. The realization of the basic assumptions related to the realization of the aforementioned business activity, and taking into account the relevant risk factors in the market and in the area of activity, may change the Company’s above assessments and there is no certainty that what is stated in this paragraph below will occur and/or if it occurs, what would be its impact on the Company.

9.	Customers

9.1	The Company’s main customers are governments and government agencies, such as security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies around the world. The company sold to governments and government agencies in approximately 50 countries around the world, many of which are repeat customers.

9.2	In some of the cases the Company contracted with external marketers who sell the Company’s products and solutions for a consideration to various security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies.

9.3	As of the date of publication of the report, the Company has 3 main customers. The Company’s revenues from the aforementioned customers in 2021 amounted to approx. 561 thousand USD, which constitutes approx. 95% of the Company’s total revenues for the year (it should be noted that the revenue relates to the contract with one of the three customers). The Company has a dependence on each of the aforementioned main customers and losing a contract with one of the customers will have a significant adverse effect on the Company, and probably on the profit distribution to the creditors fund.

9.4	The following are details regarding the total of the Company’s sales to the main customers from the Company’s total sales during the years that ended December 31, 2021, 2020 and 2019:

	For the Year that ended December 31
	2021		2020		2019
	Total Revenues	Rate of Revenues	Total Revenues	Rate of Revenues	Total Revenues	Rate of Revenues
	Thousands USD		Thousands USD		Thousands USD
Customer A	561	95%	1,662	96%	1,657	88%

9.5	Due to the sensitive nature of the services provided by the Company to its customers, the Company is committed to maintain the confidentiality of its customers, including its main customers, and therefore, cannot disclose their names or any other information that may identify them in its public documents. For additional information, see Explanations 2.E. and 14 of the financial reports.

10.	Marketing and Distribution

10.1	The Company’s products and services are marketed and sold through three main channels:

(a)	Local marketers – Marketing and sales efforts and activities via local salesmen and marketers in places where the Company’s projects are carried out – some are the Company’s employees and some are subcontractors. As of the publication date of the report, most of the Company’s marketing and sales activities are in Asia, Africa and Latin America.

(b)	Direct marketing channel – Through the Company’s internal marketing system, which is led by the Company’s CEO, the Company’s VP Chief Technology Officer and a senior sales manager employed by the Company.

(c)	Marketing through integrators – In addition, the Company’s products are sold sometimes as integrated products in large-scale projects. The marketing and sales are carried out, in effect, by integrators as part of the overall solution they offer to the end customer, with the Company’s products being a part of it. In these projects, the Company acts as a subcontractor.

10.2	Additionally, the Company’s marketing activities are based, among other things, on participation in conferences and international exhibitions in the Company’s area of activity. The Company also holds professional meetings with current customers and technological and business partners, current and potential, e-marketing through the Company’s and its subsidiaries’ websites in order to locate sales opportunities, opportunities for collaborations, for creating new customer relationships and maintaining current relationships and for receiving feedback on Company products and competing products.

10.3	As of the publication date of the report, the Company does not have a dependence on specific marketing channels and it operates independently and replaces marketers as needed or as per a specific requirement. The Company assesses that the loss of any of the marketers will not result in an additional cost to the Company.

11.	Order Backlog

11.1	On November 29, 2019, the Company contracted with Industries for the sale of the Company’s strategic interception solutions. According to the terms of the agreements, the proceeds from the services provided by the Company are predicated with the fulfillment of conditions such as the technical implementation and deployment of the solution provided by successfully passing the admission tests and obtaining relevant regulatory approvals. For additional information regarding the Company’s order backlog, see the immediate report dated December 3, 2019 (Ref: 2019-02-105963), which is included in this report by way of reference.

11.2	The Company’s backlog includes orders for the Company’s products and services for which Systems Acceptances have not yet been received, as well as products and services for which Acceptance has been received, but for which the revenues are spread over the term of the contract. The following are details regarding the Company’s order backlog (in thousands of USD):

March 31, 2022	December 31, 2021	December 31, 2020
10,641	10,784	11,283

11.3	The following is a breakdown of the order backlog as of December 31, 2021, based on the supply projection:

Projected Supply Date	Thousands USD
First Half of 2022	286
Second Half of 2022	289
First Half of 2023 and onward	10,209
Total	10,784

11.4	As of the report’s publication date, due to the implementation of more stringent term for issuing licenses for cyber products, there are significant delays in orders for the Company’s products and some may not even be completed. Also, due to the slowdown in the world economies and the decrease in business activity, there is a trend among the Company’s customers that includes a significant decrease in demand for the type of products marketed by the Company, which is seen, among other things, in order cancellations, postponing dates and delays in receiving new orders.

12.	Competition

12.1	To the best of the Company’s knowledge, as of the report’s publication date, the Company has competitors in all of its areas of activity:

(a)	In the field of cellular communications interception, the Company’s main competitors are: Neosoft Technologies Inc. and Cognyte Software Inc. (formerly Verint Systems Inc.).

(b)	In the satellite communications interception market, the Company’s main competitors are: Arpege Defense SAS, L3 TRL Technology Ltd., and Rohde & Schwarz GmbH & Co KG.

(c)	In the cyber market, the Company’s main competitors are: Gamma International GmbH, Hacking Team S.r.L., Magen Ltd., NSO Group, Wintego Systems Ltd. and a few other companies.

12.2	Some of the Company’s competitors are also suppliers and/or customers of the Company. The Company believes that its competitive edge primarily relies on its ability to provide advanced and cost-effective solutions and services.

12.3	The Company operates in a competitive market, and therefore faces competition in most of the markets in which it operates.

13.	Fixed Assets, Real Estate and Facilities

As of the report’s publication date, the Company has fixed assets used for its activities, including systems and vehicles. For additional information about the Company’s fixed assets, see Explanations 2.H. and 5 of the financial reports.

On November 30, 2017, the Company contracted a lease for an office space with the total area of 4,300 sq.m that serves as the Company’s headquarters and a site would serves as a laboratory with an area of 3,875 sq.m. For the Company’s headquarters and the laboratory as aforementioned the monthly lease was set to the total of 44,430 ILS (approx. 14,286 USD based on the exchange rate of 1.00 USD / 3.11 ILS on December 31, 2021) plus VAT for a five year period, until November 30, 2022. During the reporting period, the Company was working on reducing costs, and therefore on August 30, 2021, the Company informed the lessor about terminating the lease and ceased holding the leased property. It should be noted that the lessor does not accept the Company’s opinion and as far as they are concerned the lease remains in effect.

On August 16, 2021, the Company contracted a lease for an office space with the total area of 107 sq.m. that serves as the Company’s headquarters. The agreement set the monthly lease in the total sum of 6,420 ILS (which is approx. 2,064 USD based on the exchange rate of 1.00 USD / 3.11 ILS on December 31, 2021) plus VAT for a one year period, until August 16, 2022. When the lease’s term is up, the Company will have the option to extend the leasing period by additional 36 months, until August 15, 2025.

14.	Research and Development

As of the reporting date, with respect to the Company’s ULIN activities, the Company does not personally carry out research and development activities, but via a significant supplier of the Company. For additional information with respect to contracting with this supplier, see Section 27.3.8 of Chapter A herein.

15.	Intangible Assets

As of the reporting date, the Company is not registered as the owner of any patents or trademarks. However, the Company has an exclusive license to use the ULIN system – the main system provided by the Company, by virtue of a service agreement with a third party. For additional information about the agreement, see Section 22.1 of Chapter A herein and Note 2.J. and 6 to the financial reports with respect to the Company’s intangible assets, which are attached as Chapter C of this report.

16.	Human Capital

16.1	Organizational Structure

The following is a diagram of the Company’s organizational structure as of the date of the report:

16.2	The Company’s human capital

In 2021, as part of the Company’s efficiency measured in order to reduce costs due to the Company’s financial situation, it was decided to cut down on the number of the Company’s employees. The Company’s management and headquarters have four employees, including the Company CEO, the VP Chief Technology Officer and the CFO, who is employed through a service agreement. As of the reporting date, the Company and the subsidiaries have 4 full time employees, including managers, administrators and marketing staff.

16.3	The Company’s employees

The employees of the Company and the subsidiaries current to December 31, 2021, 2020 and 2019 consisted of:

Occupation	December 31, 2021	December 31, 2020	December 31, 2019
Management and General	2	4	3
Administration	1	1	3
Marketing and Sales	1	1	1
Operations	-	4	7
Total	4	10	14

16.4	The Company assesses that it does not have a dependence on any of its employees, except for the dependence on the Company’s major shareholders, Mr. Anatoly Hurgin, who serves as the Company’s CEO and Chairman of the Board of Directors, and Alexander Aurovsky, who serves as the Company’s VP Chief Technology Officer and a Company Director. For additional information, see Section 27.3.8 of Chapter A herein.

16.5	Employment agreements and the provision of services

The Company’s agreements with the Company’s service providers and employees are standard agreements for the provision of services and/or work, as applicable, in compliance with the law. For information about the terms of employment of the Company’s senior officers, see details in Regulation 21 – Remuneration for Interested Parties and Senior Officers in Chapter D of the periodic report.

16.6	Officers remunerationpolicy

As of the reporting period, the Company operates without a remunerationpolicy, pursuant to having decided in the Company’s shareholders meeting on May 5, 2021, to reject the Company’s remunerationpolicy. For additional information about rejecting the Company’s remunerationpolicy, see the immediate report dated May 5, 2021 (Ref: 2021-01-078927), which is included in this report by way of reference.

16.7	Significant changes in officers

(a)	On February 9, 2021, following the approval of the General Meeting, Mr. Amir Ariel began his term as an external director of the Company. For additional information, see the Company’s immediate reports dated January 3, 2021 and February 10, 2021, (Refs: 2021-01-000711, 2021-01-017023), which are included in this report by way of reference.

(b)	On February 18, 2021, Mr. Joseph Tenne was appointed as a director in the Company. For additional information, see the Company’s immediate report dated February 18, 2021 (Ref: 2021-01-020701), which is included in this report by way of reference.

(c)	On February 22, 2021, Mr. Israel Gvirtz was appointed as the Company’s internal auditor. For additional information, see Section 8 of the Board of Directors’ Report.

17.	Suppliers

The company uses the services of a limited number of suppliers. During the years that ended December 31, 2021, 2020 and 2019, the scope of the Company’s expenses for its three main suppliers was 34%, 39% and 34% of the Company’s cost of sales, respectively, and for one supplier 33%, 17% and 17%, respectively.

Most of the Company’s expenses to suppliers derive from the service agreement that the Company contracted via Telcostar with a third party provider that provides the Company with certain services and resources with respect to the Company’s ULIN system that enable the Company to develop and maintain the system. For additional information with respect to the agreement with a third party supplier, see Section 22.1 of Chapter A herein.

The Company’s reliance on a limited number of suppliers involves risks. In the event that a major supplier terminates its engagement with the Company, the Company may need time to contract with alternative suppliers in a way in which the Company will incur an additional cost.

18.	Working Capital

The following is the balance of the working capital deficit (i.e, current liabilities exceeding current assets) as recorded in the Company’s consolidated financial reports in the last two years according to the International Financial Reporting Standards:

	December 31, 2021	December 31, 2020
	Thousands USD
Working capital deficit balance	16,792	9,966

As aforementioned, on February 24, 2022, the Company applied with the Tel Aviv-Jaffa District Court a motion for having the debt arrangement brought for approval by the interested parties, which includes distribution of its assets per the proposed estrangement.

19.	Financing

The Company does not have short-term and long-term loans. As aforementioned, the Company is insolvent, both per the cash flow insolvency test and the balance sheet insolvency test, and its debts to its creditors significantly exceed the value of its assets.

20.	Taxation

For information about the accounting policy adopted by the Company with respect to the presentation of the issue of taxation regarding the tax laws applicable to the Company, see Explanation 2.J. and 13 of the financial reports.

21.	Restrictions on and supervision of the Company’s activity

The Company is engaged in the export of security equipment and is supervised by the Ministry of Defense. For information about the other applicable laws that affect the Company’s activities, see Section 7.3 of Chapter A herein.

22.	Material Agreements

The Company’s main activity is focused on the ULIN product, which is based, among other things, on a service agreement with a third party that provides the Company with services and resources that enable the company to develop and maintain the ULIN product (“agreement with a third-party supplier”).

22.1	Telcostar’s agreement with a third party

22.1.1	On November 20, 2018, the Company contracted with a third party with respect to purchasing Telcostar’s shares in full. The acquisition was completed on January 15, 2019. In conjunction with the completion of the acquisition, the previous agreement with Telcostar was canceled and the Company contracted a new agreement with a third party, which provided Telcostar with communication services (the “Supplier”). In the agreement between the parties, it was agreed that the supplier will provide the Company with the same services they provided Telcostar until December 31, 2019, in exchange for payment on cost + 10% basis. On October 1, 2019, a new agreement was signed under the same terms with an affiliated party of the supplier, which was in effect until December 31, 2020. On December 8, 2020, and on December 20, 2021, the agreement was renewed, and as of the reporting date, the agreement is valid until December 31, 2022.

22.1.2	Except for the agreement with a third-party supplier as aforementioned, to the best of the Company’s understanding and knowledge, there are no other material agreements that are not in the ordinary course of business, to which the Company is or was a party during the reporting period, which were not described in the relevant chapters in this report.

22.2	Agreement with a significant customer that did not generate revenue yet

On November 29, 2019, the Company contracted in agreements for the sale of the Company’s interception solutions in the total of 9.0 million USD. As of December 31, 2021, and as of the date of this report, the Company collected 5.7 million USD of the total of these agreements. For additional information, see the immediate report dated December 3, 2019 (Ref: 2019-02-105963), which is included in this report by way of reference. It should be noted that due to the sensitive nature of the services provided by the Company to its customers, the Company is committed to maintaining the confidentiality of its customers, including its significant customers, and therefore, cannot disclose their names or any information that may identify them in its public documents.

23.	Collaboration Agreements

The Company does not have collaboration agreements, except for insignificant and occasional collaborations with subcontractors or local experts within the scope of large projects that the Company utilizes for planning and developing the projects.

24.	Legal Proceedings

For details regarding legal proceedings in which the Company or its subsidiaries are a party to, see Explanation 10 of the financial reports.

25.	Objectives, Strategy and Development Forecast for the Year Ahead

The Company’s operations in 2021 center on creating value for its creditors and advancing the settlement with them. In addition, the Company is conducting efficiency processes in various aspects of the Company’s operations.

The Company is working to ensure the completion of the settlement between the Company and its creditors during 2022, as described above, in which most of the Company’s assets will be distributed to the creditors according to the proposed settlement. The Company also expects that after the settlement is approved, a new activity will be introduced to replace the Company’s existing activity as described in the agreement for the sale of the Company’s stock exchange shell. The Company intends to act to implement the provisions of the settlement in accordance with the decisions of the competent court.

The Company is in the process of completing existing projects, as shown in section 11 (Order Backlog) in this Chapter A.

The aforesaid information about objectives and business strategy and development forecast for the year ahead is Forward-Looking Information, as defined in the Securities Act, and is based on the assessments of the Company’s management. The Company’s assessments may not materialize or may materialize differently, due to, among other things, factors that are not known to the Company as of the publication date of the report and which are not under its control, such as objection of any of the parties to the settlement, objection of the SEC to the Israeli court’s jurisdiction or rejecting the validity of the Israeli court, an objection by the Israeli court and granting provisions that are different to those proposed in the settlement.

26.	Financial Information about Geographical Regions

For information about the Company’s revenues from different regions, see Note 11 of the Company’s financial statements.

27.	Discussion of Risk Factors

The following are the main risk factors associated with the Company’s operations:

27.1	Macroeconomic Risks

27.1.1	Legislation and regulation changes – The following may affect the Company’s ability to continue its business operations, to complete existing projects and can have an effect on the Company’s business results: changes in legislation and regulation in Israel and worldwide in the area of activity of the Company, especially in the area of defense exports in foreign countries in which the Company operates, as well as changes in legislation and regulatory policy in Israel and in foreign countries of activity, such as on the subject of export permits, preference of local operations, customs, attitudes towards government contracts, control of the export of security equipment, prevention of bribery, corruption and money laundering, privacy and data protection, laws pertaining to monitoring communications and data interception and regulatory changes and tax policies regarding the activities of foreign companies, etc.

27.1.2	The COVID-19 Pandemic

In early 2020, the corona virus (COVID-19) started spreading throughout the world. In March 2020, the World Health Organization declared it to be a global pandemic. From 2020, the economies in Israel and the world had to cope with the outbreak of the pandemic, which created a large-scale health and economic crisis.

In view of the spread of the COVID-19 virus, policymakers in throughout the world, and in Israel, have taken far-reaching measures to reduce exposure to the virus and prevent its spread. Among other things, significant restrictions were imposed on entry and exit from state borders, restrictions on the movement of people, business activities were prohibited or restricted as well as the presence of personnel in workplaces. These restrictions were changed during the year according to the level of morbidity in the public and/or the effect of the measures on country economies.

The COVID-19 outbreak led to an ongoing global economic crisis. As a result of the economic effects of the epidemic, the Company was forced to reduce expenses, and among other things, moved its operations to smaller, less expensive offices, reduced its workforce and significantly reduced the wages of some employees, which affected the Company’s operations.

The Company entered into agreements for the sale of strategic interception solutions, subject to approval of the local authorities and acceptance tests. The severe traffic restrictions imposed by many countries have impaired and may continue to impair the Company’s ability to demonstrate and market its products in general and complete the systems acceptance phase of existing projects, in particular.

According to the Company’s assessment of the impact of the COVID-19 pandemic on its business operations, and in view of the morbidity situation in Israel and around the world, as well the variance in the rate of vaccination between countries around the world, as of the date of this report, the Company estimates that it will continue in 2022 to have difficulties preserving its activity or completing existing projects, as many governments and security organizations are reconsidering their budget allocations, and due to a trend of prioritizing government budgets for vaccines against the virus, which produces an adverse effect on the demand for the Company’s products and can materially impact the Company’s activity and financial position.

The information presented above about the continued effect of the COVID-19 epidemic and the resulting consequences on the Group’s operations and/or results of operations is Forward-Looking Information, as defined in the Securities Act, and is based on what is known to the Company as of the report publication date and on the assessments of the Company’s management. The Company’s assessments as such may not materialize or materialize differently due to, among other things, factors that are not known to the Company as of the report publication date and which are not under its control, including, among other things, how long the epidemic will last, repeated outbreaks of the virus, the extent of the effect of the epidemic on the economy in Israel and other countries where the Group is active, more severe restrictions by the Ministry of Health, and other factors, which may lead to restrictions and prohibitions that may impair the Company’s financial results. Such broad effects, if and to the extent realized, in whole or in part, may materially affect the Group’s business and its results, and the Company’s management at this time is unable to assess whether and to what extent such harm will occur.

27.1.3	Security, political and geopolitical situation in the target markets

The Company’s revenues derive mainly from contracts with various governments or quasi-governmental entities worldwide, whether directly or through external agents. Economic slowdown, recession, instability, political crises, change in governments and armed conflicts can adversely affect the manner and extent of government spending on security projects that require the Company’s solutions and services.

27.1.4	The security situation in Israel

Changes in the security and diplomatic position may have an effect on the Company’s activity. The Company’s headquarters and management are located in Israel, and most of the development of the Company’s products is held in Israel. Therefore, a deterioration in the security and diplomatic position may cause, among other things, difficulties in supplying and/or producing products. However, the Company maintains in various countries sites with the capacity of production, operation, management and technical and logistic support for Company customers, which, if the case arises, will enable the Company business and management flexibility in all that pertains to its ability to continue its business routine also at times where the security situation in Israel affects the activity that is based in Israel.

27.1.5	International status of the State of Israel – the sale of Company products may be affected in certain countries from Israel’s international status. The Israeli identity may be used in some cases as a sales promoter (in view of Israel’s technological advances), while in other cases, it may be a disadvantage and even cause cancelation of transactions. However, the Company believes that in view of its experience and reputation, and with the cooperation with local agents, it has significant management, operation and logistical capabilities that provides it with business and management flexibility to conduct transactions around the world.

27.1.6	The economic position in overseas markets – Most of the products marketed by the Company are intended to be sold overseas, especially in Asia, Africa and South America. In general, economic instability and changes in the markets for the products can affect the Company’s revenues and income. A slowdown in the global economy and target markets may adversely affect the economic and commercial activity of the Company’s customers and end-users due to the fact that the Company’s products constitute an investment in the security apparatus of states and other security bodies that involve cross-organization process, often as a part of a comprehensive technological solution. Nevertheless, based on information and data available to the Company, the cellular interception market is experiencing growth in recent years, stemming, among other things, from an increase in terror activity and other security threats globally. According to the Company’s assessment, the cellular interception market is expected to continue its growth also in the coming years.{1}[1]

27.1.7	USD exchange rate fluctuations – due to the fact that most of the Company’s sales are made in United States dollars, while a significant portion of its expenses are made in Israeli shekels, the Company’s operating results may be affected by fluctuations in the ILS-USD exchange rate. In 2021, the USD was devalued against the shekel, from an exchange rate of ILS 3.215 to 1 USD at the end of 2020 to a rate of ILS 3.11 to 1 USD at the end of 2021.

[1]	https://www.theinsightpartners.com/reports/cellular-interception-market, https://www.prnewswire.com/news-releases/the-lawful-interception-market-size-is-projected-to-grow-from-usd-3-6-billion-in-2020-to-usd-8-8-billion-by-2025--at-a-compound-annual-growth-rate-cagr-of-19-7-301029088.html,https://www.researchandmarkets.com/reports/4851084/cellular-interception-market-global-industry?utm_source=dynamic&utm_medium=BW&utm_code=5bl9x4&utm_campaign=1324209+-+Global+Cellular+Interception+Market+Report+2019%3a+Analysis%2c+Size%2c+Share%2c+Growth%2c+Trends+%26+Forecasts&utm_exec=joca220bwd

27.2	Industry Risks

27.2.1	Competition – as stated in Section 12 of this Chapter A, there are several entities in the cellular and satellite interception market that provides products and services that compete with the products and services provided by the Company. In some cases, the Company competes with companies with companies that have superior better financial resources and capabilities to those of the Company. In general, some of the Company’s competitors have advantages deriving from their scale and from the financial resources available to them as well as other advantages, such as independent research and development capabilities, access to more extensive markets and the ability to provide their customers with comprehensive solutions for several areas of activity, more rapidly, and have longer history of activity, a recognized brand and marketing and public relations capabilities.

In addition, entry of new actors into the Company’s target markets, including companies that provide system integration services, as well as infrastructure providers, which may operate in the Company’s area of activity or interfacing areas, may lead to extended competition in the area of activity and to widespread standardization of some of the products, solutions and services, thus lowering the prices of the Company-supplied solutions and products.

Impairment of the Company’s competitive position and the Company’s failure to maintain its competitive position in the relevant markets may materially and adversely affect the Company’s business, its financial position and the results of its operations.

27.2.2	Supply chain and dependence on suppliers – the Company relies on several suppliers and sometimes even a single supplier. If supply by one or more of the Company’s suppliers is impaired, interrupted or will not be delivered in the required quality and on time, the Company’s operations may be impaired, preventing the Company from meeting its obligations to its customers of existing orders and thus adversely affect the Company’s business results. In addition, the company may have difficulty in finding an alternative supplier and entering into contract with it, which may consume many valuable resources. For a description of the Company’s dependence on suppliers, see section 17 of this Chapter A.

27.2.3	Dependence on customers – for dependence on customers, see Note 14 of the financial statements.

27.2.4	Dependence on the main contractor in complex projects – The Company operates as a subcontractor in some complex projects managed by a third party. In these cases, the Company is dependent on the conduct and relationship with the main contractor. Thus, should the main contractor enter into financial or operational difficulties, or in cases of disagreements or labor disputes with the main contractor, the operating results of the Company may be temporarily impaired until the interfering factor is removed.

Furthermore, disagreements with contractors may lead to eligibility for remedies by virtue of the cooperation agreements between the Company and the main contractor and may increase project costs. If a contract with a main contractor is terminated, the Company may be required to enter into contract with another contractor, which will likely lead to significant delays in the project and consume many valuable resources ..

27.2.5	Technological changes – The field of activity of the Company is characterized by frequent and rapid technological changes reflected by the emergence of new generations of competing products or innovative technologies in competing products every few years. The introduction of products and solutions that are based on new technologies, new delivery platforms , together with entry into force of new industry standards may put pricing pressure on existing products and solutions and/or make them less attractive or outdated. In addition, there is rapid development in the potential inherent in this industry and the growth rates in the markets where the Company operates. If the Company finds it difficult to produce and present such improvements and advanced solutions or be slow to deliver, the Company’s competitive position may be adversely affected, delays in product launches may be caused, products may not be suitable for the market and the Company’s results may be impaired.

27.2.6	Intellectual property infringements – The technologies and methods underlying the solutions and services sold by the Company are not protected by patents or trademarks. Thus, lacking material development constraints, there is a risk that systems that are similar to the systems sold by the Company will be developed by the Company’s competitors or by other parties. Also, competitors may attempt to copy or reproduce certain aspects of the Company’s product lines or make unauthorized use of the Company’s intellectual property. Failure of the Company to protect its intellectual property may impair its ability to compete effectively and materially and adversely affect the Company’s business.

The cellular communications interception market, in particular, is characterized by a multiple legal proceedings that are initiated due to issues of unauthorized use of intellectual property. An allegation of the Company’s use of intellectual property of a third party, without authorization, may drag the Company into a lengthy legal and commercial process that will consume much of the Company’s time and resources, and may even require it to enter into settlements or other dispute resolution agreements. thus impairing the Company’s ability to run its business and meet business goals.

27.2.7	Duty of confidentiality – as part of the Company’s contracts with government agencies, which constitute the majority of its customers, the Company is subject to various restrictions about publicizing the contract due to the sensitive nature of the products and solutions that the Company provides to its customers and the projects the Company performs on their behalf.

Such contracts often contain classified or sensitive information. Accordingly, in most cases, the Company is not authorized to name its customers in the marketing and sales materials or to publicize the projects in which the Company is involved. Moreover, the classified nature of the contracts may require the Company to adopt a conservative approach in all that pertains to public disclosure of its engagements. These restrictions may adversely affect the Company’s marketing and sales efforts and impair its results.

27.3	Unique Risks to the Company

27.3.1	Settlement with the Company’s creditors – the significant extent of the Company’s debt to its creditors has a material effect on the Company’s financial and business situation. As stated, the Company’s assets are significantly lower than the Company’s debt to its creditors; the distribution of the Company’s assets to its creditors is included as part of the debt settlement submitted by the Company according to the proposed settlement.

27.3.2	Failures in the information systems – the Company relies significantly on technological information systems to operate and conduct its business and to process, maintain and keep the information it holds. These systems may be prone to failures or disruptions as a result of, among other things, external factors beyond the Company’s control, such as natural disasters, accidents, power outages, telecommunications failures, new system applications, acts of terror or war, physical security incidents or cyber attacks. There has been a significant increase in recent years in the volume and intensity of cyber-attack attempts by private and state entities, as well as terrorist elements, on information systems of various countries and organizations, with the intent, among other things, of gaining unauthorized access to their computerized systems in order to make unlawful use of assets and/or sensitive information, sabotage information and disrupt their activity. If the Company is unable to protect sensitive information (whether due to a cyber attack or its leaking otherwise), the Company’s customers, as well as government authorities, may question the measures taken by the Company to maintain the confidentiality of the information and to reduce exposure. Exposure of such sensitive information may expose the Company to damage claims by third parties and/or violation of law claims, and/or may impair the Company’s reputation.

In addition, failures or disruptions in the information systems of the Company’s and/or its suppliers and business partners may, among other things, impair the Company’s supply chain and the quality of service provided to its customers, thereby materially affect the results of the Company’s operations or economic position.

27.3.3	Licenses for the export of security equipment – the Company’s operations depend on obtaining approvals, permits and various licenses pertaining to security exports. As stated, the Ministry of Defense suspended the marketing and export licenses of security products as well as licenses to engage means of encryption granted to the Company’s subsidiaries and the Company cannot guarantee that they will be renewed. These limitations may adversely affect the Company’s operations, its ability to enter into new contracts (including with material customers) and/or lead to termination of existing contracts, thus harm the Company’s financial results.

Furthermore, the Company exports its products from a Company based in a third world country. Following the NSO events, the terms of exports of cyber products worldwide have been toughened and therefore the Company faces many difficulties in both marketing its products or completing existing transactions.

Also, in cases of violation of the terms of approvals and permits granted to the Company, the Company may be subject to sanctions ranging from imposition of fines to revocation of approvals and permits issued to it, which may impair its operations and financial results.

27.3.4	Multiple legal proceedings against the Company – multiple pending proceedings against the Company, the subsidiaries, officers, employees, contractors or agents of the Company may impair the Company’s reputation and deter governments and government agencies or existing or potential partners from purchasing the Company’s solutions and services.

27.3.5	As aforementioned – , the Company is insolvent, both per the cash flow insolvency test and the balance sheet insolvency test, and its debts to its creditors significantly exceed the value of its assets.

27.3.6	Technological developments – The market for mobile interception solutions, in which the Company operates, is characterized by rapid technological development and high growth rates. The introduction of new and advanced technology products and solutions, new delivery platforms, together with new industry standards, technological hurdles and means of intellectual property protection for new technologies, may put pricing pressure on existing products and solutions and/or make them unprofitable or obsolete. The Company’s success is influenced by its ability to anticipate and respond accordingly to changes in technological and industrial standards through innovative products and solutions that will meet the changing needs of its customers.

27.3.7	Dependence on the ULIN system provider – the ULIN system activity of the Company is carried out by virtue of the Company’s exclusive agreement with a third-party provider that provides the Company with services and resources for development of the system and its maintenance (for information about the agreement, see section 22.1 of this Chapter A). As a result, the Company is dependent on the activity of the provider. Termination of the contract with the provider may lead to terminating the operation of the ULIN system in a manner that will materially impair the Company’s financial results.

27.3.8	Dependence on key personnel – as of the report publication date, the Company has a dependence on Mr. Anatoly Hurgin and Mr. Alexander Aurovsky, who are key personnel in the Company and its business management, due to their extensive experience and expertise in the Company’s operations and their acquaintance with a wide variety of existing and prospective customers.

27.4	The following is the Company’s assessment of the effect of the risk factors as stated in this Section 27 above on the Company:

Risk factor	Effect of the risk factor
	High	Medium	Low
Macroeconomic risks
COVID-19	X
Security, political and geopolitical situation in the target markets	X
The security situation in Israel			X
Israeli identity			X
Impact of legislation and other regulation on the Company’s activities		X
The economic situation in overseas markets		X
Fluctuations in the U.S. dollar exchange rate			X
Industry risks
Competition		X
Supply chain and dependence on suppliers	X
Dependence on customers	X
Dependence on the main contractor in complex projects		X
Technological changes		X
Intellectual property violations			X
Duty of confidentiality			X
Risks unique to the Company
Settlement with the Company’s creditors	X
Information system failures		X
Licenses to export security equipment		X
Multiple legal proceedings against the Company	X
Dependence on funding capability	X
Technological developments		X
Dependence on the ULIN system provider	X
Dependence on key personnel	X

CHAPTER B

REPORT OF THE BOARD OF

DIRECTORS ON THE STATE OF

THE CORPORATION’S AFFAIRS

For the Year ended on December 31, 2021

Explanations of the Board of Directors regarding the State of the Company’s Business, Results of Operations, Capital and Cash Flows

The Board of Directors’ Report for the Year ended December 31 2021 (“2021” or the “Reporting Period”). The Report of the Board of Directors is an integral part of the periodic report and all its parts, which should be read as one. The Report of the Board of Directors reviews the Company’s main activities during the Report Period in accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 (the “Reporting Regulations”).

The financial data appearing in the Board of Directors’ Report are based on the Company’s audited consolidated financial statements as of December 31, 2021, which are prepared in accordance with International Financial Reporting Standards – IFRS (for additional information regarding the accounting policies, see Note 2 to the Company’s consolidated financial statements attached as Chapter C to this report (the “Financial Statements”)).

1.	Key Data from the Description of the Company’s Business

1.1.	Concise Description of the Corporation’s Business

The Company is a holding company incorporated in the Cayman Islands. The Company operates through subsidiaries that provide advanced protection systems and solutions for the interception of data communications, geolocation and cyber for various government, military, police and intelligence agencies worldwide. The Company holds the all the issued and paid-up share capital of the companies Industries, Security and Telcostar.

1.2.	Events and Changes in the State of the Company’s Business

Waiver of Voting Rights

On February 18, 2021, each of the two material shareholders signed a waiver of the voting rights of 350,000 blocked shares each, without waiving the capital rights attached to these shares.

Put Option Update

In the beginning of March 2021, an update was signed in connection with the put options, deferred the exercise date of the options for five more years, until March 1, 2026. For further details, see Note 3 in the Financial Statements.

Motion For a Stay of Proceedings

On July 14, 2021, the Group filed with the Tel Aviv-Yaffo District Court a motion for a stay of proceedings (ex parte) in favor of formulating a debt restructuring plan, pursuant to the provisions of Amendment 4 of the Insolvency and Economic Recovery Act, 5778-2018 (the “Insolvency Act”).

Changes in the tenure of Company officers

During the reporting period, the Company made changes with respect to Company officers, and this includes appointing an external director and a regular director to the Company as part of the measures taken by the Company to adapt its institutions to the directives of the corporate governance and Israeli law per Section 39A of the Securities Law, 5728-1968. For more information about changes in the tenure of officers in the Company, see Section 16.6 of Chapter A of this periodic report.

The COVID-19 Epidemic

In early 2020, the COVID-19 virus epidemic broke out in China and continued to spread worldwide, including Israel, during 2020 and thereafter. The economic effects of the epidemic forced the Company to reduce expenses, among other things, by reducing its workforce and wages for employees or reducing payments to service providers, and moved its operations to smaller and less expensive offices.

For more information about the effect of the COVID-19 epidemic on the Company’s operations, see Section 27.1.1 of Chapter A of this periodic report.

2.	The Financial Position

The following are the main developments that took place in the items of the Statement of Financial Position of the Company’s:

Item	As of December 31		The Company’s explanations of the change
	2021	2020
	USD thousands
Current assets	14,252	12,976	The increase derives mostly from an increase in cash on hand due to collection from customers in 2021.
Non-current assets	261	842	The decrease is mostly due to current depreciation and amortization of fixed assets, intangible assets and deletion of a right of use due to vacating the property.
Current liabilities	31,004	22,942

The increase is mainly due to:

(a) An increase in supplier accounts, payable expenses and other payable accounts in the amount of about USD 3.7 million (USD 2.9 million of which due to an increase in the provision for legal actions); (b) an increase in advances from customers less accrued costs for projects in the amount of about USD 3.2 million due to collection of cash in projects the revenues from which not yet recognized; (c) an increase in related parties expenses by about USD 0.6 million; and (d) an increase in payable accounts for wages and ancillary expenses in the amount of about USD 0.5 million.

Non-current liabilities	–	128	No material change.
Capital Deficit	(16,491)	(9,252)	The increase is mainly due to the comprehensive loss in 2021.
Liabilities and equity (deficit)	14,513	13,818	The change stems from what is explained above.

3.	Main results of Operations

The following are the main developments that occurred in the Statements of Profit or Loss items and the comprehensive loss:

Item	For the Year that ended December 31			The Company’s explanations of the change between: (1) Year ended December 31, 2021 versus year ended December 31, 2020 and (2) Year ended December 31, 2020 versus year ended December 31, 2019
	2021	2020	2019
	USD thousands
Sale Revenues	589	1,726	1,885

(1) The decrease in revenues is mainly due to the impact of the COVID-19 epidemic following which many governments and security organizations were reconsidering the allocation of their budgets. In addition, the severe movement restrictions imposed by many countries have hampered the Group’s ability to complete the systems acceptance phase in existing projects and make it difficult to gain new customers.

(2) No significant change

Cost of sales	1,950	2,806	3,130

(1) The decrease is mainly due to:

(a) a decrease of USD 47 thousand in respect of direct sale costs for the revenues recognized in the period; (b) a decrease of USD 148 thousand in amortization costs; and (c) a decrease of USD 250 thousand in wage and indirect expenses.

(2) The decrease is mainly due to:

(a) a reduction of USD 142 thousand in amortization expenses ; and (b) a reduction of USD 138 thousand in wage and indirect expenses.

Gross loss	(1,361)	(1,080)	(1,245)	The change stems from what is explained above.
Sale and marketing expenses	659	1,021	1,508

(1) The decrease is mainly due to:

(a) a reduction of USD 146 thousand in wage and indirect expenses and (b) a reduction of USD 197 thousand in sales commissions.

(2) The decrease is mainly due to:

(a) a reduction of USD 267 thousand in wage and indirect expenses and (b) a reduction of USD 169 thousand in travel expenses abroad and participation in exhibitions following the COVID-19 crisis.

Administrative and general expenses	5,435	4,330	4,819

(1) The increase is due to:

(a) an added provision for claims of about USD 2.9 million. This increase was partially offset by:

(b) a provision in 2020 for a doubtful debt in the amount of USD 1,950 thousand for the full debt of one of the Group’s customers due to a number of reasons, including the COVID-19 crisis that has impacted the Group recently and led to delays in collecting this debt.

(2) The decrease is mainly due to:

(a) a reduction of USD 2,149 thousand in legal expenses due some of the legal proceedings having recently been completed and some are in advanced stages that require less legal assistance; and (b) a reduction of USD 334 thousand in directors’ remuneration in view of the higher remuneration in 2019 following the Company’s transition to payment under the External Directors Regulations and that more directors served during 2019. This decrease was partially offset by:

(c) a provision in 2020 for a doubtful debt in the amount of USD 1,950 thousand for the full debt of one of the Group’s customers due to a number of reasons, including the COVID-19 crisis that has impacted the Group recently and led to delays in collecting this debt.

Operating loss	(7,455)	(6,431)	(7,572)	The change stems from what is explained above.
Financing expenses	142	278	233	No material changes
Comprehensive loss	(7,597)	(6,709)	(7,805)	The change stems from what is explained above.

4.	Liquidity

The following is data about the state of the company’s liquidity:

Item	For the Year that ended December 31			The Company’s explanations of the change between: (1) The year ended December 31, 2021 (2) Year ended December 31, 2020 (3) The year ended December 31, 2019
	2021	2020	2019
	USD thousands
Net cash deriving from operating activities (used for operating activities)	1.237	(607)	(8.624)

(1) Net cash deriving from operating activities in 2021 were USD 1,237 thousand, which mainly included a total loss of USD 7,597 thousand, net of an increase in supplier accounts, payable expenses and other payable accounts in the amount of USD 3,713 thousand; an increase in advances from customers less costs accrued for projects in the amount of USD 3,223 thousand; an increase in related parties accounts of USD 645 thousand and increase in payable accounts for wages and ancillary expenses in the amount of USD 568 thousand.

(2) The net cash used for operating activities in 2020 were USD 607 thousand, which mainly included a loss total of USD 6,709 thousand, less a decrease of USD 1,950 thousand in the balance of customer accounts due to a provision for a doubtful debt in full of one of the Group’s customers in the amount of USD 1,950 thousand as described above; adjustments to the profit or loss items of USD 1,140 thousand; an increase of USD 1,419 thousand in the balance of advances from customers, less costs accrued for projects; an increase of USD 807 thousand in the balance of payable accounts for wages and ancillary expenses; an increase of USD 436 thousand in the balance of related parties; and an increase of USD 406 thousand in the balance of suppliers, payable expenses and other payable accounts.

(3) The net cash used for operating activities in 2019 were USD 8,624 thousand, which mainly included a loss total of USD 7,805 thousand; a decrease of USD 1,138 thousand in the balance of advances from customers, less costs accrued for projects; a decrease of USD 932 thousand in the balance of supplier accounts, payable expenses and other payable accounts; a decrease of USD 459 thousand in the balance of payable expenses for projects, less adjustments to profit or loss items in the amount of USD 1,309 thousand; an increase of USD 245 thousand in the balance of wages and ancillary expenses; and an increase of USD 197 thousand in the balance of related parties.

Net cash deriving from investing activities (used for investing activities)	(80)	680	(732)

(1) Net cash used for investing activities in 2021 was USD 80,000, which included an increase in the restricted deposit.

(2) Net cash generated from investing activities in 2020 was USD 680,000, which included a decrease in the restricted deposit.

(3) Net cash used for investing activities in 2019 was USD 732 thousand, which included an increase of USD 680 thousand in the restricted deposit; purchase of fixed assets in the amount of USD 141 thousand, less consideration from the realization of fixed assets in the amount of USD 84 thousand and the purchase of Telcostar shares; net cash received in the amount of 5 thousand dollars.

Net cash used for financing activities	(5)	(88)	(67)

(1) Net cash used for financing activities in 2021 was USD 5 thousand, which included repayment of a lease liability.

(2) Net cash used for financing activities in 2020 was USD 88,000, which included repayment of a lease liability.

(3) Net cash used for financing activities in 2019 was USD 67,000, which included repayment of a lease liability of USD 70,000 less receipts from issuance of shares and options, net, in the amount of USD 3 thousand.

For more information about the Company’s working capital, see Section 18 of Chapter A in this Periodic Report.

5.	Financing Sources

As of December 31, 2021, the Company’s cash on hand amounts to USD 1,570,000.

The Company’s equity deficit as of December 31, 2021 is about USD 16.5 million versus a deficit of about USD 9.3 million as of December 31, 2020. The equity deficit as of December 31, 2021 constitutes about 114% of the total assets versus a deficit of about 67% of the total assets as of December 31, 2020.

For more information about the Company’s sources of financing, see Section 19 of Chapter A in this Periodic Report.

Part Two – Aspects of Corporate Governance

6.	Directors with Accounting and Financial Expertise

In accordance with the provisions of Section 92(a)12 of the Companies Act, 5759-1999 (the “Companies Act”), the Company’s Board of Directors has determined that the appropriate minimum number of directors with accounting and financial expertise, taking into account the Company’s size, type of activity and complexity, is one director.

As of the report publication date, the Board of Directors of the Company includes three directors with accounting and financial expertise: Ms. Maya Sadrina, appointed as an external director in February 2020; Mr. Amir Ariel, appointed as an external director by the Company’s General Meeting in February 2021; and Mr. Joseph Tenne, Appointed by the Board of Directors in February 2021. For more information, see the immediate reports dated February 26, 2020 (Reference 2020-01-007944); March 12, 2020 (Reference 2020-01-023829); January 3, 2021 (Reference 2021-01-000711); February 10, 2021 (Reference 2021-01-016542); and February 18, 2020 (Reference 2021-01-020701), which are included in this report by way of reference.

7.	The Internal Auditor

7.1.	General

Name of the internal auditor: Yisrael Gewirtz, CPA.

Date of appointment: February 22, 2021

The internal auditor is not an employee of the Company. He provides internal audit services as an external service provider through the Fahn Kanne & Co. Control Management Ltd. (“Fahn Kanne”).

To the best of the Company’s knowledge, the internal auditor complies with the provisions of Section 146(b) of the Companies Act and the provisions of Sections 3(a) and 8 of the Internal Audit Act, 5752-1992 (the “Internal Audit Act”).

To the best of the Company’s knowledge, the internal auditor and/or Fahn Kanne do not hold securities of the Company or of entities related to it and none of them has a material business relationship of any kind with the Company or with an entity related to it.

7.2.	Appointment Date and Grounds for the Appointment

The appointment of the internal auditor was approved by the Company’s Audit Committee and the Board of Directors on February 22, 2021, after an in-depth examination of his education (as provided in Section 26 of the Report, Additional Information on the Corporation) and his experience – he is a partner in Fahn Kanne & Co. Grant Thornton Israel, noting the type of activity of the Company, its size and complexity. Mr. Gvirtz serves as an internal auditor also in public companies and private and public entities.

7.3.	Supervisor of the Internal Auditor

The person responsible for the internal auditor is the Chairman of the Board, in coordination with the Chairman of the Audit Committee.

7.4.	The Audit Plan

The annual audit plan is determined by the Audit Committee and the internal auditor in coordination with the Company’s management, according to the Company’s day-to-day financial and operational processes and the periodic needs arising from nonrecurring activities. As of the Report Date, it was decided to conduct an audit on the issue of the decision-making pertaining to the debt settlement process arising from the Company’s insolvency.

7.5.	Scope of Services

Due to the lack of financial resources, no audit work was done in 2021. The scope of the internal auditor’s services will be adjusted to the Company’s activity and complexity.

7.6.	Performing the Audit

According to the internal auditor’s notice, the internal audit will be conducted in accordance with the auditing standards accepted in Israel and worldwide and according to professional guidelines in the field of internal auditing, noting, of course, the Company’s circumstances, and under the provisions of the Internal Audit Act and the Companies Act. In the opinion of the Board of Directors, the internal auditor meets the requirements set forth in the professional standards, noting the auditor’s professionalism, skill and experience.

7.7.	Access to Information

The internal auditor will have the full, unrestricted and direct access to the information systems and financial data of the Company and its investees for the purpose of auditing in accordance with Section 9 of the Internal Audit Act.

7.8.	Reports of the Internal Auditor

The internal auditor submits his reports in writing to the CEO and to the Chairman of the Board of Directors and to the Chairman of the Audit Committee. The reports will be provided to the members of the Audit Committee for review and will be discussed in the Audit Committee on a regular basis.

7.9.	Remuneration

The internal auditor’s remuneration for the internal audit work, described in Section 7.4 above, was set at ILS 30,000 + VAT.

8.	The Independent Auditor

8.1.	The Auditor

The Company’s auditors are Ziv Haft BDO, CPAs (the “Auditor”).

8.2.	The Auditor’s Fee

The auditor’s fee for the auditing services and related services for audits in 2021 and 2020:

	Fee (USD thousands)	Fee (USD thousands)
	2021	2020
Total for audit services, audit-related services and ongoing tax services	108	144
Total for ancillary services	-	-
Total	108	144

The auditor’s fee for the audit services is determined considering the amount of hours required to perform the audit. The auditor’s fee is determined by the Company’s Board of Directors, as authorized by the general meeting to determine and approve the auditor’s fee for the auditing operations and for additional services rendered depending on the nature and extent of the services provided. The auditor’s fee is as customary in the market for companies of the Company’s size and type.

The Company’s independent auditor included in his opinion a note about the Company’s ability to continue operating as a going concern, as stated in the auditor’s Report to the Shareholders contained in the Financial Statements.

9.	The Company’s Donations Policy

The Company has not determined a policy regarding charitable donations. In the reporting period, the Company did not donate any amounts.

10.	Significant Events after the Date of the Statement of Financial Position

Extending an insurance policy

On February 10, 2022, the Remuneration Committee and the Company’s Board of Directors approved, in accordance with section 273 of the Companies Law, the extension of the current liability insurance policy for directors and officers in the Group (except for the CEO, Mr. Anatoly Hurgin) for another six months, until August 20, 2022, subject to the approval of the General Meeting, to be convened on April 26, 2022. Main terms of the insurance policy:

1.	The policy applies in Israel and abroad and the limits of liability are up to USD 5 million per instance and for the period.

2.	Deductible of up to USD 100,000 and up to USD 250,000 for a claim in the United States or Canada; for securities claims up to USD 200,000 and up to USD 750,000 for a claim in the United States or Canada.

3.	A semi-annual premium of about USD 114 thousand.

For more information, see the Company’s immediate report dated March 1, 2022 about convening an annual and special general meeting (Reference 2022-01-025209), which is included in this report by way of reference.

Financial sanction demand

On January 11, 2022, the Company received a demand for payment of a financial sanction from the Securities Authority in the amount of ILS 24,900 due to lateness in the publication of financial statements for the second quarter of 2020. For more information, see the Company’s immediate report on the subject.

For other Significant Events after the date of the Statement of Financial Position, see Note 15 in the financial statements.

Anatoly Hurgin, CEO and Chairman of the Board	Alexander Aurovsky, Chief Technology Officer and Director*

Report certification date: March 31, 2022

*	This director was authorized by the Company’s Board of Directors, at its meeting of March 31, 2022, to sign the Report of the Board of Directors.

CHAPTER C

CONDILIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31 2021

Ability Inc.

Consolidated Financial Statements as of December 31, 2021

Ability Inc.

Consolidated Financial Statements as of December 31, 2021

Table of Contents

Page

The Auditor’s Report	43

Consolidated Statement of the Financial Position	44-45

Consolidated Statement of Profit or Loss and the Comprehensive Loss	46

Consolidated Statements of Changes in Equity (Capital deficit)	47

Consolidated Statements of Cash Flow	48-49

Notes to the Consolidated Financial Statements	50-76

- - - - - - - - - - - -

Ability Inc.

The Auditor’s Report to the Shareholders of Ability Inc.

We have reviewed the consolidated financial statements of Ability Inc. (hereinafter: the “Company”) as of December 31, 2021 and December 31, 2020 and the consolidated statements of profit or loss and the comprehensive loss, changes in equity (deficit) and the cash flows for each of the three years in the period ended on December 31, 2021. These financial statements are the responsibility of the Company’s Board of Directors and Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards set forth in the Accountants (Manner of Operation of an Accountant”) through the operation of an accountant) Regulations, 5733-1973. According to these standards, we are required to plan and perform the audit in order to obtain a reasonable degree of assurance that there is no material misstatement in the financial statements. An audit includes a examination of evidence that supports the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting standards used and the reasonableness of accounting estimates made by the company, as well as evaluating the overall presentation of the financial statements. We believe that our review provides a proper basis for our opinion.

In our opinion, these consolidated financial statements adequately reflect, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2021 and 2020 and the results of their operations, changes in equity (deficit) and cash flows for each of the three years ended on December 31, 2021, in accordance with International Financial Reporting Standards (IFRS) and the provisions of the Securities (Annual Financial Statements) Regulations, 5710-2010.

Without qualifying our opinion, we draw attention to Note 1D in the consolidated financial statements. As of December 31, 2021, the balance of the Company’s accrued losses was about USD 50,344 thousand, and the Company’s results for the years ended December 31, 2021 and 2020 amounted to a loss of USD 7,597 thousand and USD 6,709 thousand, respectively. In addition, the Company is under an investigation of Israel’s Ministry of Defense, which ordered suspension of certain export licenses. Also, the impact of the global crisis that is taking place these days as a result of the COVID-19 epidemic, which has an adverse effect on the Company’s business. These factors and others, described in the aforesaid note, raise significant doubts about the Company’s continued existence as a “going concern”. The management’s plans in connection with these matters are explained in the aforesaid note. No financial adjustments have been made in the financial statements about the values of the assets and liabilities and their classification, which may be necessary if the Company is unable to continue operating as a going concern.

Tel Aviv, March 31, 2022	Ziv Haft
Certified Public Accountants

Ability Inc.

Consolidated Statement of the Financial Position

		As of December 31
	Note	2021	2020
		USD thousands

Current assets

Cash and cash equivalents		1,570	418
Pledged deposits		39	–
Restricted deposit for put option	3	12,545	12,497
Receivables and debit balances		98	61

Total current assets		14,252	12,976

Noncurrent Assets

Restricted deposit	4	80	–
Fixed assets, net	5	167	297
Intangible Assets, net	6	14	356
Right of use assets		–	189

Total noncurrent assets		261	842

Total assets		14,513	13,818

The attached notes constitute an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statement of the Financial Position

		As of December 31
	Note	2021	2020
		USD thousands

Current liabilities

Accounts payable for wages and related expenses		1,773	1,205
Suppliers, payable expenses and other accounts payable		7,097	3,384
Related parties	8	1,278	633
Liability for put option	3	12,545	12,497
Payable expenses for projects		2,317	2,286
Advances from customers net of accrued project costs	7	5,994	2,771
Lease liability		–	166

Total current liabilities		31,004	22,942

Noncurrent liabilities

Employee benefits liabilities, net		–	52
Lease liabilities		–	76

Total noncurrent liabilities		–	128

Total liabilities		31,004	23,070

Equity (deficit)

Share capital	9	8	8
Premium and capital funds		33,845	33,487
Accrued losses		(50,344)	(42,747)

Total equity (deficit)		(16,491)	(9,252)

Total liabilities, net of deficit in equity		14,513	13,818

March 31, 2022
Date of certification of the financial statements	Anatoly Hurgin CEO and Chairman of the Board	Evyatar Cohen CFO

The attached notes constitute an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statement of Profit or Loss and the Comprehensive Loss

		For the year ended on December 31
	Note	2021	2020	2019
		USD thousands (excluding

Sale Revenues	11	589	1,726	1,885

Cost of sales		1,950	2,806	3,130

Loss, gross		(1,361)	(1,080)	(1,245)

Marketing and sale expenses		659	1,021	1,508
Administrative and general expenses	12	5,435	4,330	4,819

Operating loss		(7,455)	(6,431)	(7,572)

Financing expenses, net		142	278	233

Loss and comprehensive loss		(7,597)	(6,709)	(7,805)

Loss per share (USD) – basic and diluted		(1.06)	(0.94)	(1.10)

The attached notes constitute an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Changes in Equity (Capital deficit)

	Share capital	Premium and capital funds	Balance of accrued losses	Total equity (deficit)
	USD thousands

Balance as of January 1 2019	6	31,776	(28,233)	3,549

Issuance of shares and options	*	3	–	3
Conversion of loan from material shareholders into shares	*	*	–	*
Issuance of shares and options in the acquisition of Telcostar	1	1,031	–	1,032
Issuance of restricted shares to the material shareholders	1	(1)	–	–
Forfeiture of blocked shares granted to a former employee	*	(32)	–	(32)
Share-based payment	–	359	–	359
Comprehensive loss	–	–	(7,805)	(7,805)

Balance as of December 31, 2019	8	33,136	(36,038)	(2,894)

Forfeiture of blocked shares granted to a former employee	*	(17)	–	(17)
Share-based payment	–	368	–	368
Comprehensive loss	–	–	(6,709)	(6,709)

Balance as of December 31, 2020	8	33,487	(42,747)	(9,252)

Share-based payment	–	358	–	358
Comprehensive loss	–	–	(7,597)	(7,597)

Balance as of December 31 2021	8	33,845	(50,344)	(16,491)

*	Less than USD 0.5 thousand

The attached notes constitute an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statement of Cash Flow

	For the year ended on December 31
	2021	2020	2019
	USD thousands
Cash flow from operating activity

Comprehensive loss	(7.597)	(6.709)	(7.805)

Adjustments required for presentation of cash flow from operating activities:

Adjustments to profit and loss items:
Depreciation	114	178	201
Amortizations	373	521	663
Loss from realizing fixed assets	35	8	37
Financing income	(79)	82	81
Share-Based Payment, net	358	351	327

	801	1,140	1,309
Changes in assets and liabilities items:
An increase in pledged deposits	(39)	–	–
Decrease in customers, net	–	1,950	46
Decrease (increase) in accounts payable and debit balances	(37)	18	94
Increase in wage and ancillary payable accounts	568	807	245
Increase in customer accounts, payable expenses and other accounts payable	3,713	406	(932)
Increase in related parties	645	436	197
Increase in income tax payable balance	–	–	3
Increase (decrease) in project payables	31	6	(459)
Increase (decrease) in customer advances, less accrued project costs	3,223	1,419	(1,138)
Decrease in accrued severance pay, net	(52)	(11)	(104)
Interest paid	(19)	(69)	(80)

	8,033	4,962	(2,128)

Net cash from operating activity (used for operating activity)	1,237	(607)	(8,624)

The attached notes constitute an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statement of Cash Flow (Continued)

	For the year ended on December 31
	2021	2020	2019
	USD thousands
Cash flow from investment activity

Decrease (increase) in restricted deposit	(80)	680	(680)
Acquisition of Telcostar shares, net from cash receipts	–	–	5
Acquisition of fixed assets	–	–	(141)
Proceeds from realizing fixed assets	–	–	84

Net cash from investment activity (used for investment activity)	(80)	680	(732)

Cash flows from financing activity

Lease liability repayment	(5)	(88)	(70)
Proceeds from issuance of shares and options, net	–	–	3

Net cash used for financing activity	(5)	(88)	(67)

Increase (decrease) in cash and cash equivalents	1,152	(15)	(9,423)

Cash and cash equivalents at the beginning of the year	418	433	9,856

Cash and cash equivalent balance at the end of the year	1,570	418	433

The attached notes constitute an integral part of the consolidated financial statements.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 1:	General:

A.	General

1.	Ability Inc. (in Hebrew: “אביליטי אינק”) (hereinafter: the “Company”) was incorporated in the Cayman Islands on September 1, 2015, under the name Cambridge Holdco Corp., as a wholly-owned subsidiary by Cambridge Capital Acquisition Corporation (hereinafter: “Cambridge”), an open check U.S. company (SPAC) incorporated under the laws of the State of Delaware, USA, on October 1, 2013, and began trading on NASDAQ in the United States on December 23, 2013.

On December 23, 2015, a business merger process took place that included, among other things, the following: merger between the Company and Cambridge with the Company surviving and succeeding Cambridge in trading on NASDAQ. Also, as part of the business merger, the Company acquired all the issued shares of Ability Computer and Software Industries Ltd. (hereinafter: “Industries”), an Israeli Company, in a process that mainly included share exchange, thus becoming the sole owner of this Company; and it also acquired 16% of the issued shares of Ability Security Systems Ltd. (hereinafter: “Security”), also an Israeli Company, from one of the only shareholders in Security at the time, in exchange for cash and a put option for the sale of the remaining shares to the Company, an option which he exercised in January 2016. As a result, the Company became on the exercise date the sole owner of this Company.

On January 12, 2016, the Company began trading, in a dual listing,  also on the Tel Aviv Stock Exchange Ltd. under the symbol ABIL.

On January 15, 2019, the transaction to purchase all the issued shares of Telcostar Pte Ltd. (Hereinafter: “Telcostar”) was completed by the Company, and Telcostar became another subsidiary of the Company.

The Company, Industries, Security and Telcostar are hereinafter collectively defined as the “Group”..

2.

At the end of the trading day of December 27, 2019 (hereinafter: the “Nasdaq Delisting Date”), the Company’s shares were struck off the Nasdaq board. In accordance with the provisions of section 36(2A) of the Securities Act, 5728-1968 (hereinafter: the “Securities Act”), as of the date of the Nasdaq delisting, the Company follows the reporting format applicable to reporting corporations in Israel with regard to its regular reporting.

In all that pertains to the Company’s periodic reports, the Company continued to report under the provisions of Chapter E3 of the Securities Act, which governs the reporting obligations of a corporation whose securities are listed for trading on a foreign stock exchange – for six months from the date of Nasdaq Delisting Date (hereinafter: the “Transition Period”). At the end of the transition period, on June 26, 2020, the periodic reporting format applicable to reporting corporations in Israel, in accordance with the provisions of Chapter F of the Law, applies to the Company’s securities. As a result of the transition, the Company adopted the IFRS reporting standards as of January 1, 2020.

3.

In the first quarter of 2020, the COVID-19 epidemic (hereinafter: “COVID-19”, “Coronavirus Epidemic” or the “Virus”), which was declared a pandemic by the World Health Organization, began to spread worldwide. The eruption of the epidemic and the uncertainty regarding the rate of its spread, the length of time it will take to return to normalcy and the various acts taken by countries to cope with the epidemic led to a global economic crisis, including in Israel. Among other things, as a result of the spread of the Virus, the Group was forced to reduce expenses and lay off most of its employees.

As the Group is committed to adapt its activities to government decisions and to future safeguards, the Group’s activity may slow down and its revenues decline. During 2019, the Group entered into agreements for the sale of strategic interception solutions, subject to approval by local authorities and acceptance tests. The severe movement restrictions imposed by many countries hampered the Group’s ability to complete the Systems Acceptances phase.

The Group is making every effort to overcome this issue as soon as possible. The Group estimates that as of the report date, there could be another decrease in sales volumes.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 1:	General (Continued)

A.	General (continued)

introduction and conclusion of additional projects, as many governments and security organizations are reconsidering their budget allocations, in a manner that may create a materially adverse effect on the Group’s operation and financial position.

Following the COVID-19 crisis, during 2021, the Group ran into cash flow difficulties, and as part of the Group’s efforts to reduce its expenses, the Company’s management reduced the wages of the Company’s employees and even laid off some of them. In addition, the Company’s Board of Directors decided to reduce the salaries of Mr. Anatoly Hurgin, CEO and Chairman of the Company’s Board of Directors, and of Mr. Alexander Aurovsky, CTO and Director of the Company, by 50%. In this regard, it is noted that as of September 2019, the Company does not pay Mr. Hurgin and Mr. Aurovsky the actual salary but accrues a liability to them. For more information, see Note 8.

B.	The Business Merger

1.	The merger process was defined as an inverse acquisition and was carried out as follows: Anatoly Hurgin and Alexander Aurovsky (hereinafter: the “Material Shareholders”), the shareholders in Industries, waived their shares in this company and in return received the following consideration: (1) 1,621,327 of the Company’s shares, representing about 63% of all the Company’s shares immediately thereafter. (2) USD 18.1 million in cash. (3) USD 11.9 million deposited in a trust account as security for a put option granted to the Material Shareholders, giving them the right to sell to the Company the 117,327 Company shares held by them for USD 101.0 per share plus the proportionate share of the interest accrued for the deposit in trust. See Note 3 for more information in connection with the put option. (4) The right to receive additional 794,300 shares according to the profitability targets set in the agreement for 2015, 2016, 2017 and 2018. The targets for all these years were not achieved (it is noted that the sole shareholder of Security at the time and the company supporting the Business Merger received a right for 50,700 shares in the same profitability targets)

2.	A consultant in connection with the merger transaction received the following consideration as part of the merger: (1) 48,000 shares of the Company; (2) USD 1.2 million in cash; (3) a right to receive 25,350 additional shares in the same profitability targets described above.

3.	The Company purchased 16% of the issued shares of Security from the sole shareholder of Security at that time. In exchange for: (1) USD 0.9 million in cash, (2) a put option for selling the balance of the shares to the Company in exchange for 48,000 shares of the Company, an option which he exercised in January 2016 and as a result the Company became the sole owner of Security as well. (3) A right to receive 25,350 additional shares in the same profitability targets specified above.

4.	The transaction costs of Industries in connection with the merger transaction amounted to USD 6.3 million, which included a consultant’s fee (USD 1.2 million in cash and shares worth USD 4.3 million as set forth above) as well as other consulting costs.

5.	In the course of the business merger process, a deposit in Cambridge of USD 81.3 million was released. The following is the use made of this deposit: USD 21.6 million was returned to Cambridge shareholders who decided not to enter into the business merger process, in exchange for 213,676 shares and USD 18.1 million, and USD 11.9 million were transferred to the Material Shareholders as payment and as a deposit against a put option they received as part of the transaction (see also Note 3 for more information), respectively; USD 0.9 million was paid to the previous shareholder of Security, USD 7.8 million was paid to Cambridge debts, USD 2.0 million was paid as the Company’s expenses in connection with the merger process, and the balance of USD 19.0 million was transferred to Industries for its operating activity.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 1:	General (Continued):

C.	Business Activity

The Company operates through wholly owned subsidiaries, which provide advanced protection systems and solutions for intercepting data communications, geolocation and cyber services for various government, military, police and intelligence agencies around the world.

D.	Going Concern

As of December 31, 2021, the Group’s accrued losses amounted to approximately USD 50,344 thousand, cash and cash equivalents of USD 1,570 thousand and a total loss of USD 7,597 thousand for the year ended that day.

Due to the persistence of low revenues along with legal expenses and expenses for professional services, the Group suffers from ongoing losses, equity deficit and negative cash flow from operating activities. A number of companies in the group are under investigation by the Israeli Ministry of Defense, which ordered the suspension of certain export licenses. In addition, severe movement restrictions imposed by many countries as a result of the COVID-19 epidemic have prevented the Group from completing the systems acceptance phase in various projects. The Group is making every effort to overcome this issue as soon as possible. These and other factors, together with the other factors described below, raise significant doubts about the Group’s ability to continue functioning as a going concern.

The attached consolidated financial statements did not include any adjustments regarding the values of the assets and liabilities and their classification that may be necessary if the Group is unable to continue operating as a going concern.

The management is investing significant marketing efforts in order to generate additional revenue and at the same time works to reduce the Group’s expenses, especially in the context of legal expenses and professional services, in order to return to profitability. In addition, the Group is working to remove the lawsuits against it.

However, there is no guarantee that the Group will be able to return to profitability, achieve the level of funding required for its operations and remove all the lawsuits filed against it. If the Group is unable to generate additional revenue to support its operations or raise additional capital, it may need to reduce or discontinue its operations.

Also, see Note 10.A.11 about the insolvency proceeding of the Group.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2:	Principles of the Accounting Policy

A.	The financial format of the financial statements

The consolidated financial statements were prepared in accordance with the provisions of International Financial Reporting Standards (hereinafter: “IFRS”), and also include the additional disclosure required under the Securities (Annual Financial Statements) Regulations, 5770-2010.

B.	Consolidation Principles and Subsidiaries

When a company is exposed, or has rights, to varying returns from its involvement in an invested entity and has the ability to influence those returns through its power of influence, the company controls that entity, which is classified as a subsidiary. The company re-evaluates its control of a subsidiary when the facts and circumstances change.

The consolidated financial statements present the financial statements of the Company and its subsidiaries as financial statements of a single economic entity from the date on which control is acquired until the date on which the Company loses control. Thus, reciprocal balances, income and expenses, gains and losses recognized in assets and cash flows arising from intra-group transactions between the Group’s entities were eliminated in full.

In addition, the financial statements of the subsidiaries were prepared using a uniform accounting policy with the Company regarding similar transactions and events in similar circumstances.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2:	Principles of the Accounting Policy (Continued):

C.	Causes of uncertainty in material estimates

The preparation of the Group’s financial statements in accordance with IFRS requires the Company’s management to make estimates and assumptions about the future. The Company’s management reviews the estimates on an ongoing basis based on past experience and other factors, such as reasonable assumptions depending on the circumstances of future events. Actual results may differ from management estimates. The effect of a change in estimate is recognized in a way of from-now-on in the period of change, if the change affects only this period, or in the period of change and in future periods, if the change also affects them.

The following is a description of the material assumptions about the future and of other factors of uncertainty in estimates at the end of the reporting period, when there is a significant risk that they will result in a material adjustment to book values of assets and liabilities during the following reporting period:

Claims

The Group examines each claim filed and, with the help of its legal counsels, comes to the conclusion, based on, among other things, its and their past experience, whether a provision should be recognized in the financial statements.

Useful life of fixed assets and intangible assets

Useful life is based on management estimates for the period in which the assets will generate revenue, which are reviewed periodically for the purpose of examining the adequacy of these estimates. Changes in management estimates may lead to material changes in depreciation and/or amortization expenses recognized in profit or loss.

D.	Currency of activity and foreign currency

The currency of activity is the currency that best reflects the economic environment in which the Group operates and its transactions, and according to this currency, its financial position and results of operations are measured. The currency of the Group’s activity is the United States dollar.

A transaction denominated in a foreign currency was recorded when the activity currency was first recognized using the immediate exchange rate between the activity currency and the foreign currency at the time of the transaction.

At the end of each reporting period:

●	Foreign currency monetary items were translated using the immediate exchange rate at the end of the reporting period;

●	Non-monetary items measured in terms of historical cost in foreign currency were translated using the exchange rate at the time of the transaction;

●	Non-monetary items measured at fair value in foreign currency were translated using the exchange rate on the date on which the fair value was measured at the time of measurement of fair value.

Exchange rate differences arising from settlement of monetary items or arising from the translation of monetary items at exchange rates different from those used for translation when first recognized during the period, or from those used for translation in previous financial statements, were recognized in profit or loss in the period in which they derived.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2:	Principles of the Accounting Policy (Continued)

E.	Revenue Recognition

The Group generate revenues from the sale of hardware and software products, while giving its customers a warranty and assisting in connecting them to supporting infrastructures and performing integration and adaptation to customer systems. The Group operates as both a subcontractor of main contractors in joint projects and as a main contractor in projects with distributors.

The Group recognizes revenue from contracts with customers at the time of transfer of control of a good or service to a customer and measures the revenue in an amount that represents the consideration which the Group expects to be entitled to for the same good or service.

In accordance with the provisions of IFRS 15, “Revenues from Contracts with Customers”, revenue will be recognized using a five-step model, which includes:

Step 1 – Identifying the contract with the customer.

Step 2 – At the time of entering into the contract, promises to deliver to the customer distinct goods or services are identified as separate performance obligations.

Step 3 – Determining the transaction price according to the consideration the Group expects to be entitled to in exchange for the transfer of the goods or services promised to the customer, except for amounts collected for third parties.

Step 4 – Assigning the transaction price to separate performance obligations identified in the contract.

Step 5 – Recognition of revenue when (as the case may be) the Group fulfills the performance obligations at a point in time (or over time) by transferring control of the goods or services promised to the customer.

Proceeds from projects

Since the Group does not have the ability to determine completion rates or the rate of progress of projects, the recognition of income is upon final acceptance and throughout the project period. According to this method, the group defers the recognition of advances from the project until the completion of the work, as well as the related costs incurred during the period. When the total advances in the period exceed the total costs accrued, the balance will be recorded in the statement of financial position as a liability and vice versa.

Revenue from sale of products and provision of ancillary services

The group recognizes revenue from the sale of the products at the point in time when control of the product is transferred to the customer. Normally, the transfer of control is carried out after the delivery date or delivery of the product and final acceptance from the customer.

The Group provides its customers with a one-year warranty on most of its products. This warranty does not provide the customer with an additional service, and therefore is not treated as a separate performance obligation, but as a provision. Based on the Group’s experience, the provision is downright negligible.

Revenue from the sale of services is recognized proportionally in the period in which the services are provided.

Revenue from software transactions

The Group recognizes revenue from the sale of software only after transferring control of the software to the buyer, where a necessary condition is the delivery of the software, whether physically, electronically, granting the right to use or permission to duplicate existing copies. The Group recognizes revenues related to the provision of services from software transactions. Where the completion rate cannot be reliably determined, the income is recognized using the straight-line method throughout the term of the agreement. Software transactions usually include multi-component sales agreements (such as software, assimilation, installation, upgrades, support, training, consulting, etc.). The Group examines the components of the transaction, including those provided on an “if and when available” basis, to identify the revenue components separately.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2:	Principles of the Accounting Policy (Continued)

F.	Related Parties

Related parties include the Material Shareholders and entities controlled by them.

G.	Fair value hierarchy

For the purposes of disclosure, the group classifies fair value measurements into one of the levels in the fair value hierarchy that reflects the significance of the data used when performing the measurements. The fair value hierarchy is:

Level 1 –	Quoted (not adjusted) prices in active markets for identical assets or liabilities.

Level 2 –	Non-quoted price data included in Level 1, which can be viewed, about the asset or liability, directly or indirectly.

Level 3 –	Non-viewable data for the asset or liability.

When the data used to measure fair value are classified at different levels in the fair value hierarchy, the Group classifies the measurement of fair value as a whole to the lowest level of the figure that is significant for measurement as a whole. The group exercises discretion in assessing the significance of a particular statistic for measurement as a whole while taking into account specific factors for the asset or liability.

H.	Fixed Assets, net

Items of fixed assets are presented at cost plus direct purchase costs, less accrued depreciation, and do not include expenses for routine maintenance. The cost includes spare parts and auxiliary equipment that can only be used in the context of the equipment.

The Group separately amortizes each portion of fixed assets with a cost that is significant relative to the total cost of the item. Depreciation expenses for each period were recognized in profit or loss, unless they were included in the book value of another asset.

The Group examines the residual value, the useful life and the depreciation method used for a fixed asset item at least at the end of each fiscal year. Changes are treated as a change of an accounting estimate. The Group examines signs of impairment of the fixed assets in order to review the need to examine the recoverable amount in accordance with the provisions of International Accounting Standard 36, Impairment of Assets.

If the recoverable amount is less than the book value of the asset, the Group will recognize a loss from impairment and will reduce the book value of the property to its recoverable amount.

Depreciation and amortization are calculated at equal annual rates over the useful life period of the property, and are as follows:

%
Systems	25
Vehicles	15
Leasehold improvements	10-20
Computers and electronic equipment	15-33
Office furniture and equipment	7-10

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2:	Principles of the Accounting Policy (Continued)

I.	Intangible assets, net

Intangible assets are presented at the fair value of the equity instruments granted in return less accrued amortization. After initial recognition, intangible assets are measured at cost less accrued amortization and impairment losses.

According to management’s assessment, intangible assets have a defined useful life. Assets are depreciated over their useful life based on the straight-line method and their impairment is examined when there are indications of impairment. The amortization period and method of an intangible asset with a defined useful life are examined at least at the end of each year. Changes in the useful life or in the expected consumption pattern of the economic benefits expected to arise from the asset are treated as a change in accounting estimate in a “from now and thereafter” manner. The amortization expenses in respect of intangible assets with a defined useful life are recognized in profit or loss.

Amortization is calculated at equal annual rates over the useful life period of the assets, and are as follows:

%
Intellectual Property	33

J.	Income taxes

Taxes on income in profit or loss include current taxes and deferred taxes. Tax results in respect of current or deferred taxes are recognized in profit or loss, unless they relate to items recognized in other comprehensive income or equity. In these cases, the tax effect is also imputed to the item relating to other comprehensive income or to equity.

1.

Current taxes

Liability for current taxes is determined using the tax rates and tax laws that have been enacted or whose enactment has actually been completed, up to the reporting date, and required adjustments in connection with the tax liability to be paid for previous years. The Group companies did not recognize current taxes in their books in view of the losses accrued.

2.

Deferred taxes

The Group companies did not recognize deferred taxes in their books (due to losses accumulated in the companies and additional timing differences) as they do not anticipate that they will be utilized in the foreseeable future.

K.	Share-based payment

Employees and other service providers of the Group are also entitled, among other things, to benefits by way of a share-based payment in exchange for the services they provided. These include transactions with employees that will be settled in Company equity instruments, such as shares or stock options. In the case of share-based payment transactions for employees that are settled in equity instruments, the value of the benefit is measured at the date of grant with respect to the fair value of the equity instruments granted. The benefit value of share-based payment transactions is recognized in profit or loss against a capital fund over the vesting period based on the best estimate obtainable of the number of equity instruments predicted to vest. When changes are made to a share-based payment plan, the Group recognizes the effects of changes that increase the total fair value of the plan during the remaining vesting period.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2:	Principles of the Accounting Policy (Continued)

L.	Loss per share

Loss per share is calculated by dividing the loss by the weighted number of ordinary shares that exist during the period. The basic loss per share includes only shares that actually exist during the period. Potential ordinary shares (convertible securities such as options and employee stock options) are included in the calculation of diluted earnings per share only to the extent that their effect dilutes the loss per share such that their conversion increases the loss per share. In addition, potential ordinary shares converted during the period are included in the diluted loss per share only up to the date of conversion, and from that date are included in the basic loss per share.

The basic and diluted loss is calculated as follows:

	For the year that ended on December 31
	2021	2020	2019

Loss (in USD thousands)	(7,597)	(6,709)	(7,805)

Weighted share average in the year	7,155,067	7,153,586	7,096,266
Net loss per share, basic and diluted (USD)	(1.06)	(0.94)	(1.10)

M.	Contingent Liabilities

The Group is involved in commercial, governmental and other legal proceedings that arise from time to time. The Group recognizes provisions in the financial statements for these proceedings when there is a liability (legal or implied) resulting from past events, and a negative flow of resources embodying economic benefits is expected to eliminate it and a reliable estimate of the liability amount can be made. The amount recognized as a provision is the best estimate of an expense required to settle the existing obligation at the date of the report. When the effect of the time value is material, the amount of the provision will be measured according to the present value of the expenses required to settle the obligation.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2:	Principles of the Accounting Policy (Continued)

N.	Leases

At the date of commencement of the lease, the Group recognized in the statement of financial position a right of use of the property and a lease liability of all the leases, subject to the following:

The Group chose not to recognize the right of use assets and the lease liabilities of leases whose period is less than 12 months. The Group chose not to recognize rights of use and liabilities in which the underlying asset is of low value at the beginning of its life.

The Group has determined the lease period as a period in which the lease is not revocable, given also the periods covered by options to extend or terminate the lease period, when it is probable that it will or will not exercise the option.

In subsequent periods, the Group reassesses whether it is reasonable or not to exercise the option upon a significant event or significant change in circumstances, which is under the control of the Group and which affects the original decision made.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2:	Principles of the Accounting Policy (Continued)

N.	Leases (continued):

The Group measured, at the commencement of the lease, the lease liability at the present value of the lease payments not paid on that date, capitalized at the interest rate inherent in the lease, unless this rate is not easily determined, then it measured according to the group’s incremental interest rate at that date. Lease payments that are not paid on the commencement date of the lease include fixed payments (including fixed payments in essence) less any lease incentives that the Group is entitled to receive; variable lease payments linked to the index or exchange rate, using the existing index or exchange rate at the commencement date of the lease; and penalties for terminating the lease, if the lease period reflects exercise of an option to terminate the lease by the lessee.

The right of use property is measured at the commencement of the lease at cost, consisting of the first measurement amount of the lease liability plus any lease payments made on or before that date, any initial direct costs incurred and the cost of dismantling and removing the underlying property, restoring the site or returning the property to the condition required under the terms of the lease.

After the commencement date of the lease, the lease liability was measured by increasing the value in the books to reflect interest on the lease liability, reducing the value in the books to reflect the lease payments made, adjustments for re-measuring the lease liability, lease changes that are not treated as a separate lease, and adjustments of which purpose is to reflect essentially permanent lease payments as they are updated.

After the commencement date of the lease, the Group measured the right of use of the property at its cost, less depreciation and losses from any accumulated impairment, including adjustment for any re-measurement of the lease liability as stated above.

The Group amortizes the right of use property over the shorter of the lease period and the useful life of the right of use asset, except for leases that transfer ownership of the underlying property to the Company until the end of the lease period, or leases where the cost of the right of use asset reflects exercise of a purchase option from the date of commencement of the lease. When the Group amortized the right of use asset, it applied the depreciation requirements in respect of fixed assets by the Group. In these cases, the Group reduces the right of use asset from the date of commencement of the lease until the end of the useful life of the underlying property.

In the statement of financial position, the right of use assets, current lease liabilities and non-current lease liabilities were presented separately. In the statement of profit or loss and other comprehensive income, the Group presented depreciation expenses of the right-of-use asset separately from interest expenses in respect of a lease liability. In the statement of cash flows, payments in respect of the principal portion of the lease liability were classified as financing activities and payments in respect of the portion of interest on the lease liability were classified as operating activities. Short-term lease payments, payments for leases of low-value assets and variable lease payments that were not included in the measurement of the lease liability were classified as operating activities.

Towards the end of August 2021, the Group left its offices in Tel Aviv, Israel, for which the Group recorded an asset and liabilities in its books, and entered into a lease agreement for a much smaller leased property in Holon, for a short lease period. In view of this, the Group deleted the asset and liabilities in its books and the net balance was recorded as an expense in the profit and loss statement.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 3:	Restricted Deposit for Put Options and Liability for Put Options

In respect of the put options granted to the Material Shareholders as part of the merger transaction with Cambridge during 2015, on November 13, 2017, an update was signed to the put options agreement, which deferred the vesting date of the options so they could be exercised from January 1, 2019 to March 1, 2021. The Material Shareholders have undertaken not to exercise the options until March 1, 2021. In addition, as part of the Bifurcated Settlement Agreement with the U.S. Securities and Exchange Commission (hereinafter: the “SEC”), the Company stated that it, its officers and other parties on its behalf will not approve the exercise of the put options until a final decision of the SEC on the matter. For more information, see Note 8.A.10. On September 15, 2019, the deposit was frozen by the Israel Police (hereinafter: the “Police”). The Company reported the investigation, which was subject to a gag order, on September 16, 2019. In the beginning of March 2021, about the same time of the expiration of the put options as part of the update to the agreement as described above, another update was signed which extended the period of exercise of the options by another five years, until March 1, 2026. On July 21, 2021, the SEC unilaterally petitioned a U.S. court, seeking an injunction prohibiting disposition of the deposit funds. For more information, see Note 10.A.11.

Note 4:	Restricted deposit

The restricted deposit presented as part of the Group’s non-current assets as of December 31, 2021 is frozen in an account controlled by the Police control following the investigation that is subject to a restraining order, an investigation reported by the Group on September 16, 2019. The deposit is ILS 250,000 (approximately USD 80 thousand, based on the exchange rate of 1 USD to ILS 3.11 as of December 31, 2021). It represents the remaining funds in the account that is controlled by the Police as of December 31, 2021, after the Police allowed the Group to withdraw from the account amounts of ILS 5.35 million (about USD 1.7 million based on the aforesaid exchange rate) to date to enable the Group to continue its operations. On March 1, 2020, in order to ensure the aforesaid withdrawals, Industries and Security pledged to the Police one of Industries’ customer balances totaling USD 1,950,000 as of the date of the pledge. During February 2021, Industries, Security and the Police reached an updated outline for the funds withdrawals, according to which the Group will return ILS 250,000 ( about USD 80,000 based on the aforesaid exchange rate), within five business days from the date of approval of the outline, which indeed were returned on time (and constitute the balance as of December 31, 2021) and the remaining balance to be returned was spread over three payments as follows: ILS 2.1 million (approximately USD 675 thousand based on aforesaid exchange rate) until May 31, 2021; ILS 1.5 million (approximately USD based on the aforesaid exchange rate) until July 31, 2021; and an additional ILS 1.5 million (approximately USD 482 thousand based on the aforesaid exchange rate) until September 30, 2021. The three payments were not paid in view of the difficult financial situation the Group was in.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 5:	Property and equipment, net

Composition and movement:

	Systems	Vehicles	Leasehold improvements	Computers and electronic equipment	Furniture and equipment	Total
	Thousands USD
For the Year ended December 31 2021
The cost:
As of January 1, 2021	1,411	405	347	13	123	2,299
Deductions during the year	-	-	(347)	(13)	(123)	(483)

As of December 31, 2021	1,411	405	-	-	-	1,816

Depreciation and amortization accrued:
As of January 1, 2021	1,376	181	347	12	86	2,002
Deductions during the year	-	-	(347)	(12)	(89)	(448)
Additions during the year	31	61	-	-	3	95

As of December 31, 2021	1,407	242	-	-	-	1,649

For the Year ended December 31 2020
The cost:
As of January 1, 2020	1,411	455	347	13	123	2,349
Deductions during the year	-	(50)	-	-	-	(50)

As of December 31 2020	1,411	405	347	13	123	2,299

Depreciation and amortization accrued:
As of January 1, 2020	1,197	124	340	11	78	1,750
Deductions during the year	-	(6)	-	-	-	(6)
Additions during the year	179	63	7	1	8	258

As of December 31 2020	1,376	181	347	12	86	2,002

Amortized balance as of December 31, 2021	4	163	-	-	-	167
Amortized balance as of December 31, 2020	35	224	-	1	37	297

Ability Inc.

Notes to the Consolidated Financial Statements

Note 6:	Intangible assets, net

Composition and movement:

Intellectual Property
USD Thousands
For the Year ended December 31 2021
The cost:
As of January 1, 2021	1,027
Without deductions or additions during the year	-

As of December 31, 2021	1,027

Accrued deductions:
As of January 1, 2021	671
Additions during the year	342

As of December 31, 2021	1,013

For the Year ended December 31 2020
The cost:
As of January 1, 2020	1,027
Without deductions or additions during the year	-

As of December 31 2020	1,027

Accrued deductions:
As of January 1, 2020	329
Additions during the year	342

As of December 31 2020	671

Amortized balance as of December 31, 2021	14
Amortized balance as of December 31, 2020	356

Ability Inc.

Notes to the Consolidated Financial Statements

Note 7:	Progress Payments in Excess of Accumulated Costs with Respect to Projects:

A.	Composition:

	As of December 31
	2021	2020
	USD thousands
Advances from customers	7,484	3,834
Costs accrued for projects:	(1,490)	(1,063)

Advances from customers less costs accrued for projects	5,994	2,771

B.	Assets and liabilities in respect of contracts

The table below presents the changes in assets and liabilities in respect of contracts during the years ended December 31, 2021 and December 31, 2020:

	Balance at the beginning of the year	Additions	Reductions	Balance as of end of the year
	USD thousands
For the year ended December 31, 2020
Advances from customers	2,606	2,890	(1,662)	3,834
Costs accrued for projects	(1,254)	(524)	715	(1,063)
Advances from customers less costs accrued for projects	1,352	2,366	(947)	2,771

For the Year ended December 31 2021
Advances from customers	3,834	4,149	(499)	7,484
Costs accrued for projects	(1,063)	(452)	25	(1,490)
Advances from customers less costs accrued for projects	2,771	3,697	(474)	5,994

Ability Inc.

Notes to the Consolidated Financial Statements

Note 8:	Related Parties:

A.	Employment agreements, remuneration and transactions with related parties

1.

The Group has entered into employment agreements with each of its two substantial shareholders, Mr. Anatoly Hurgin, CEO and Chairman of the Company’s Board of Directors, and Alexander Aurovsky, Chief Technology Officer and member of the Company’s Board of Directors (hereinafter: the “Managers”). Each of the employment agreements would remain in effect unless terminated as described below. According to the employment agreements, the gross monthly salary of the Managers would be ILS 120,000 (approximately USD 39,000 based on the exchange rate of USD 1 to ILS 3.11 as of December 31, 2021) from January 1, 2016. However, each of the Managers agreed to a temporary 50% reduction in their salaries, from May 2017 to December 2018. In addition, each of the Managers is also entitled to receive benefits as described in their employment agreements.

In addition, each employment agreement stipulates that each of the executives may receive an annual performance bonus of up to ILS 360 thousand ( approximately USD based on the aforesaid exchange) , based on two-year performance targets agreed upon by the Group and the Manager. These performance targets were not achieved in the year ended December 31, 2018 and therefore no bonus was recorded or paid. This bonus scheme was in effect until December 31, 2018, when as of January 1, 2019, each of the two Managers would be entitled to a grant subject to the approval of the Company’s Board of Directors, in an amount equal to or greater than: (1) 2% of the Group’s consolidated gross profit; or (2) 4% of the Group’s consolidated EBITDA, based on the Company’s annual consolidated financial statement. In the event that the Group recognized a loss and negative EBITDA in a specific year, then if the Manager is entitled to a bonus equal to 2% of gross profit, this bonus will be paid (as applicable) through the issue of ordinary shares. The performance targets agreed upon were not achieved in the years ended December 31, 2021 and 2020, and therefore no bonus was recorded or paid.

Each of the Managers or the Group may terminate the contract between them by giving prior written notice to the other party of 120 days, in which case the Manager is entitled to receive remuneration and benefits during the 120 days of the notice and for a period of eight months thereafter. The Manager would be allowed to take a new job after the end of the eight-month period.

In addition, the Group, by a resolution of the Company’s Board of Directors, may terminate the contract at any time by written notice, upon a cause defined in their employment agreements. The Managers’ salaries from September 2019 until the date of this report have not been paid by the Group due to financial difficulties. On June 14, 2021, the Company’s Board of Directors resolved, as part of the Company’s measures to reduce its expenses, to approve the reduction of the salaries of each of the Managers by 50%. It is worth noting that each of the two Managers agreed to the said reduction. The net amount to be paid to the Managers and the balance of related expenses for salary were recorded under the item “Related parties” and the item “Accounts payable for salary and ancillary”, respectively, as part of the consolidated statements on the financial position as of December 31, 2021 and 2020.

2.	During 2020 and 2021 Mr. Aurovsky and Mr. Hurgin paid, through them or through a company under their full control, a number of sums on behalf of the Group in view of the difficult financial situation. It is noted that the Company’s Board of Directors has not yet conclusively approved indemnification for the Material Shareholders in respect of some of these expenses, but for the sake of prudence, these amounts (including those approved) were recorded as liabilities of the Group under the “Related Parties” items in the statement of the financial position as of December 31, 2021 and December 31, 2020.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 9:	Ordinary Shares, Preferred Shares, Option Warrants, Options and Blocked Shares

A.	Composition:

	December 31, 2021 and 2020
	Number of shares
	Listed	Issued and paid up
Ordinary shares USD 0.001 par value	100,000,000	7,972,394
Preferred shares USD 0.0001 par value	5,000,000	-

B.	Number of outstanding shares in the beginning of the year and at the end of the year:

	2021		2020
	Ordinary shares of USD 0.001 par value	Preference shares of USD 0.0001 par value	Ordinary shares of USD 0.001 par value	Preference shares of USD 0.0001 par value
	Number of shares		Number of shares

Balance as of January 1	7,972,394	-	7,989,061	-
Forfeiture of blocked shares granted to former employees (1)	-	-	(16.667)	-

Balance as of December 31	7,972,394	-	7,972,394	-

On December 24, 2018, the Company issued 150,000 blocked ordinary shares to certain employees of the Group (the share price at the time of issue was USD 1.59). The blocked ordinary shares were to mature in three equal tranches: on January 17, 2019, January 17, 2020 and January 17, 2021, subject to continued employment in the Group until the relevant vesting date. In a “change of control”, as defined in the long-term capital incentive plan from 2015, the blocked ordinary shares were to vest immediately before such a change of control, subject to continued employment in the Group until the date of such change of control.

The Company dismissed two of those employees, one in May 2019 and the other in March 2020. The portion of the grant that had not vested as of the date of dismissal for those employees was 50,000 blocked ordinary shares and 16,667 blocked ordinary shares, respectively.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 9:	Ordinary Shares, Preferred Shares, Option Warrants, Options and Blocked Shares (Continued):

C.	Options:

On December 24, 2018, the Company granted 25,000 options to purchase 25,000 ordinary shares at an exercise price of USD 0.001 per share to one of the Group’s service providers (the share price at the time of issue was USD 1.59). The options vested in three equal tranches: on January 17, 2019, January 17, 2020 and January 17, 2021, subject to the service provider continuing to provide services to the Group until the relevant vesting date. In a “change of control” as defined in the long-term capital incentive plan from 2015, the options were to vest immediately before such a change of control, subject to the continued provision of services by the service provider to the Group. Below are more details regarding the options:

	2021		2020		2019
	Number of options	Weighted average of exercise price (USD)	Number of options	Weighted average of exercise price (USD)	Number of options	Weighted average of exercise price (USD)
Outstanding as of beginning of the year	25,000	$0.001	25,000	$0.001	25,000	$0.001
Outstanding at the end of the year*	25,000	$0.001	25,000	$0.001	25,000	$0.001

Exercisable at the end of the year	25,000	$0.001	16,667	$0.001	8,333	$0.001

*	The weighted average of the contractual life balance of the options as of December 31, 2021, 2020 and 2019 is 6.05, 7.05 and 8.05 years, respectively.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 10:	Contingent Liabilities and Engagements

A.	Legal Proceedings:

1.	Labor law claim in the Tel Aviv Regional Labor Court:

In October 2020, a former company officer filed a lawsuit in the Tel Aviv Regional Labor Court against the Company, Industries, Security and Mr. Anatoly Hurgin for ILS 3.3 million (about USD 1.1 million based on the exchange rate of USD 1 to ILS 3.11 as of December 31, 2021). The alleged causes of actions are as follows: severance pay differences, compensation for unlawful dismissal, compensation for occupational harassment, annual bonus payment, annual vacation redemption, pension deposit differences, overtime compensation and reimbursement of expenses.

On January 12, 2021, the statement of defense was filed on behalf of the Company and the other defendants, and a statement of counterclaim was filed on behalf of the Company against the plaintiff (and the defendant in the counterclaim) in the amount of ILS 583,000 (approximately USD 187,000 based on the aforesaid exchange rate), in view of new facts and details revealed to the Company after the termination of his employment . The statement of defense in the counter-claim was filed on March 25, 2021. It is noted that after filing of the statement of defense and the counter-claim, the plaintiff replaced his legal counsel. A conciliation hearing was scheduled for April 18, 2021 and a pre-trial hearing was scheduled for December 5, 2021.

On December 14, 2021, the parties reached a settlement of all the disputes between them, and on that day the parties informed the Labor Court that they had reached a settlement agreement and accordingly applied to strike out the claim and the counterclaim, while refunding the court fee to the parties.

On December 15, 2021, the court granted the motion, ordering the dismissal of the two claims (the claim and the counterclaim), and also ordered refunding the court fee to the parties.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 10:	Contingent Liabilities and Engagements (Continued):

A.	Legal Proceedings (continued)

2.	Lawsuit for violations of Florida securities laws, fraud and negligence offenses.

On December 13, 2016, a lawsuit was filed in the state of Florida against, among others, the Company and a former Company director. The lawsuit includes allegations of violations of securities laws in the state of Florida, fraud and negligence offenses. Following the filing of amended claims by the plaintiff, the Company petitioned for dismissal of the claim, which was partially dismissed on May 21, 2020 by the court. On March 14, 2019, the plaintiff filed his fourth amended complaint, seeking compensation of USD 1.1 million. The Company filed a motion to dismiss the lawsuit, which was denied by the court on August 13, 2020

During 2020, subject to a confidential settlement agreement (not disclosed to the Company), the Plaintiff discharged all the other defendants. The lawsuit is currently pending against the Company only. On September 14, 2020, the Company responded to the fourth amended complaint. On September 16, 2020, the plaintiff filed a request for a date of a five-day jury trial.

On October 20, 2020, the court issued an order for adjudication and conduct of pre-trial and mediation proceedings and set the trial date for May 31, 2021. The Company filed a motion to adjourn the trial date, which was received on March 25, 2021. A final order has not yet been issued for a new date for the trial, but it was expected to be set for September 20, 2021, or near it. After a period in which the Company was represented in the proceedings, the counsel to the Company resigned for not being paid her fee, as the Company could not continue to meet the payments. Subsequently, in the same proceeding, on October 19, 2021, a judgment was rendered in the absence of defense against the Company in the amount of USD 1,249,104 (the Group made a provision for the full amount in its books). Subsequently, a motion was filed to set aside the judgment given the lack of defense. No hearing date has yet been scheduled.

3.	Lawsuit about misrepresentation and omissions in Florida:

On January 19, 2018, another lawsuit was filed in the state of Florida against, among others, the Company and a former Company director, alleging that the defendants, through false representations and omissions, caused the plaintiff to invest in the Company’s shares, thus incurring losses of more than USD 1.6 million.

The plaintiff filed his second amended complaint on or about March 2, 2021. The Company’s deadline to respond to this complaint was April 19, 2021. Similar to what is stated in Section A.2. above, the parties would undergo discovery and evidence stages and the Company was to appoint an expert witness. This case has not yet been heard in court and therefore no date has yet been set for the trial.

It is also worth noting that the Company is considering filing a lawsuit against its former director who it believes instigated the fraudulent acts alleged in this lawsuit and the claim described in Section A.2 above. If such a lawsuit is filed, the court may separate the claims and order the counterclaim to proceed separately.

Due to the resignation of the Company’s attorney from representation in the proceedings there for failure to pay her fee, a judgment was rendered against the Company, who was not represented, on December 9, 2021, in the amount of USD 1,878,272 (the group made a provision for this amount in its books). Subsequently, a motion was filed to set aside the judgment given the lack of defense, and a hearing was scheduled for April 18, 2022.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 10:	Contingent Liabilities and Engagements (Continued):

A.	Legal Proceedings (continued)

4.	Claim for patent infringement in the Lod District Court, Israel:

On November 12, 2015, a lawsuit was filed by a third party (hereinafter the “Patent Holder”) against industries and substantial shareholders, for breach of patents, breach of confidentiality agreement and making wealth and not in court, in the Lod District Court. The requested relief amounted to ILS 5.0 million (approximately USD 1.6 million based on the exchange rate of USD 1 to ILS 3.11 as of December 31, 2021), and Industries was also requested to cease production, sale and marketing of the allegedly infringing products. On May 23, 2016, following the plaintiffs’ request to add parties to the proceeding, Security and Ability Limited, a company wholly owned by Anatoly Hurgin, were adjoined as defendants in the proceeding. On October 9, 2016, the court adjourned the proceedings in the lawsuit until a decision was made by the Deputy Registrar of Patents in connection with a request from another third party to revoke the patent in dispute in the name of the Patent Holder. On August 23, 2017, the Deputy Registrar of Patents denied the application and the proceedings in the lawsuit continued. The Company and the other defendants filed on May 30, 2018 a motion to dismiss the lawsuit outright, which was later denied. Subsequently, a number of unsuccessful attempts were made to reach an agreement through a mediator, and at the same time various motions were submitted on behalf of the plaintiffs, including a motion to shift the burden of proof to the defendants. There was also disagreement between the parties regarding the findings of an expert in the deciphering the source code of the allegedly infringing decoders. On May 11, 2020, a pre-trial hearing was held in the court in which it was determined that the defendants must allow an expert on behalf of the plaintiffs to examine the source code of the allegedly infringing decoders and the defendants must bear legal expenses in the amount of ILS 12 thousand (approx. USD 4 thousand based on the exchange rate of USD 1 to ILS 3.215 as of December 31, 2020). The Company filed a motion to quash the decision dated May 11, 2020, but the motion was denied. Pursuant to the decision, the Company voluntarily approached three vendors, requesting a copy of the source codes. The court rejected the Company’s decision to keep the name of the third vendor in confidence. This decision was overturned in the Supreme Court on September 10, 2020. The plaintiffs did not file a motion to disclose the name of the third vendor. On February 1, 2021, the evidence was filed on behalf of the plaintiffs. On July 8, 2021, the defendants filed their evidence. On January 18, 2022, the plaintiffs filed evidence in response. Subsequently, the defendants applied to respond to this evidence. At a hearing held on February 14, 2022, the court allowed the defendants to submit evidence in reply regarding a number of matters. The defendants must file this evidence by April 14, 2022. A reminder hearing is set for July 11, 2022. In addition, in a hearing dated February 14, 2022, the court ordered that an expert be appointed on behalf of the court in the case.

The Company has not made a provision in respect of this claim. In addition, after the Deputy Registrar of Patents decided to reject the revocation application filed by the other third party, on August 23, 2017, the patent owner filed a motion to amend the patent specification. On March 15, 2018, Industries filed an objection to the application to amend the patent specification for various reasons. On February 20, 2019, the Deputy Registrar of Patents decided to dismiss the opposition of Industries and charge it with expenses in the amount of ILS 33,000 (approximately US 1.1 thousand based on the aforesaid exchange rate). On March 19, 2019, Industries filed an appeal with the Tel Aviv District Court against the decision of the Deputy Registrar of Patents. On December 3, 2020, a hearing was held during which the parties’ agreement was certified, according to which each party maintains its claims, and these will be heard in the aforesaid infringement claim proceeding.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 10:	Contingent Liabilities and Engagements (Continued):

A.	Legal Proceedings (continued)

5.	Class action lawsuit in connection with securities (Re. Ability, Inc. Securities Litigation)

In 2016, a class action lawsuit was filed against the Company, Anatoly Hurgin, a former officer, former director of the Company and the Company’s auditors in the Southern District of New York. The complaint includes allegations of security law (Exchange Act of 1934) by some shareholders. Among other things, it was alleged that the Company presented incorrect statements and materially inflated its revenue data, and that it did not publish a disclosure regarding material weaknesses in the Company’s internal control. On July 25, 2016, another class action lawsuit was filed in New York court against the Company, which included the same allegations, adding that the Company presented incorrect and misleading financial statements that were not prepared in accordance with generally accepted accounting principles and that the financial presentation did not properly reflect the Company’s operations.

After these two lawsuits were merged into one, the parties reached a settlement agreement subject to court approval. The agreement stipulated a total payment of USD 3.0 million on the part of the Company in exchange for striking out of all the complaints against the Company and those on its behalf mentioned in the claims. Of the total amount, USD 250,000 was paid by the Company and the balance was paid out of the Company’s insurance funds. On September 14, 2018, the court upheld the agreement and all the claims against the Company were struck out. Under the agreement, the Company signed a discharge agreement with the insurance Company under which the Company released the insurance Company from liability in all matters relating to legal proceedings in the United States (except for the class action procedure described in Section A.6 below) in exchange for USD 5.0 million, half of which will be used to pay the settlement in the class actions, and the remainder to cover legal expenses. This means that the Company will not be entitled to additional insurance funds for future claims against the Company in the United States.

6.	Claim against the Company’s insurance agency and insurance company in the Tel Aviv District Court:

On September 10, 2019, a former director of the Company filed a lawsuit against the Company’s insurance agency and the insurance company in the Tel Aviv District Court. In the lawsuit, the former director requested the court to order the insurance company to reimburse him for expenses for legal proceedings in the United States and Israel under the insurance policy for the Company’s directors and officers. For the purposes of the court fee, the former director set the amount of the claim at ILS 13.0 million (about USD 4.2 million at the exchange rate of USD 1 to ILS 3.11 as of December 31, 2021). According to the discharge agreement that the Company has signed with the insurance company, the Company will indemnify the insurance company for all the payments that the court will impose on it in the proceedings, as well as for reasonable legal expenses and attorneys’ fees that it will accrue. The former director, the insurance company and the Company participated in a mediation process in an attempt to reach a settlement in the lawsuit, but the mediation process failed . The lawsuit is still pending in court, according to the court’s decision of December 7, 2020. On December 29, 2020, the Company informed the court that it did not object to the discovery to the former director of documents relating to the discharge agreement with the insurance Company. As the outcome of the proceedings could not be expected at this stage, the Company has not made a provision for this claim.

7.	Israeli Ministry of Defense investigation:

On March 17, 2019, the Israeli Ministry of Defense ordered the suspension of Security’s license, under the Defense Export Control Act, 5767-2007 (hereinafter: the “Control Act”). In addition, on March 20, 2019, the Ministry of Defense decided to suspend the licenses granted to the Security and Industries, under the Products and Services Control (Encryption Measures) Order, 5735-1974 (hereinafter: the “Control Order”). Following a hearing by the Ministry of Defense regarding suspicions of violations of the Control Act and Control Order, the National Unit for the Investigation of Serious and International Crime, in a joint investigation team of Israel Police and the Israel Tax Authority, began investigating the subsidiaries and the Material Shareholders on the suspicion of committing fraud and money laundering, during which arrests and searches were conducted. Additional details are subject to a gag order. On September 15, 2019, Israel Police seized the Group’s bank accounts, including the deposit money.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 10:	Contingent Liabilities and Engagements (Continued):

A.	Legal Proceedings (continued)

8.	U.S. Securities and Exchange Commission v. Mr. Hurgin, Mr. Aurovsky, Industries and the Company:

On July 3, 2018, the SEC notified the Company, Industries and its Material Shareholders at the time of an investigation being conducted against them about the merger transaction with Cambridge and in connection with the Company’s financial and business information. Following an investigation by the SEC, a civil lawsuit was filed by the SEC against the Company, Industries and the Material Shareholders in a court in the Southern District of New York, for violations of U.S. securities laws. On December 9, 2019, the Company and Industries reached an agreement with the SEC under which the companies would agree to a judgment without admitting or denying what was attributed to them, called the Bifurcated Settlement Agreement (hereinafter: the “Two-Step Settlement”), stipulating that the amount of the fine or the penalty was to be decided in the future by the court as decided by the SEC. On December 10, 2019, the court approved the agreement.

On January 12, 2022, the SEC filed a motion for monetary relief against the Company and Industries under the Two-Step Settlement. The SEC petitioned to forfeit the Company’s funds in favor of the SEC in the amount of approximately USD 19.0 million, and interest of approximately USD 5.3 million, a total of approximately USD 24.3 million.

To (partially) secure the monetary relief sought by it, the SEC claimed that there is a “constructive trust” of the approximately USD 11.9 million (the restricted deposit funds amounting, as of December 31, 2021, to approximately USD 12.5 million, with the interest accrued over the years) held in a trust account at Bank Leumi with respect to the Put Option, and the SEC petitioned that these funds be transferred to it in favor of the American investors.

The Company and Industries are represented by a United States law firm, which has applied for an extension to file an objection, until April 1, 2022.

As of the date of certification of the financial statements, the litigation in the case of Mr. Hurgin and Mr. Aurovsky is ongoing. Because the results of the proceedings could not be expected at this time, the company did not recognize any provision in respect of this proceeding.

9.	Class action in Tel Aviv:

On May 3, 2016, a class action lawsuit was filed against the company, Anatoly Hurgin, Alexander Aurovsky, a former director of the Company and a former CFO of Cambridge in the Tel Aviv District Court. The lawsuit alleges, among other things, that the Company misled the public in its reports regarding its financial situation in connection with the Company’s listing on the Tel Aviv Stock Exchange on January 12, 2016. In addition, it was alleged that the directors breached their fiduciary duty to the Company and its shareholders. On July 1, 2019, the parties, with the exception of the former director and the former CFO of Cambridge, signed a settlement agreement under which the defendants’ insurance company will pay ILS 1.3 million (approximately USD 404,000 at the exchange rate of USD 1 to ILS 3.215 as of December 31, 2020) to a trust account of the plaintiffs’ representatives (this claim was excluded from the discharge agreement the Company signed with its insurance company as described in Section 5 above). On August 27, 2019, the court approved the settlement agreement and ordered the publication of a public notice to that effect. On September 1, 2019, the notice to the public regarding the approval was issued and the settlement agreement was implemented accordingly.

10.	A “Summons with Notice” in the Supreme Court of the State of New York:

On June 22, 2018, the former CFO of Cambridge filed a “Summons with Notice” lawsuit against the Company in the Supreme Court of the State of New York, in which it was alleged, among other things, that the Company breached a contract with him and that he is entitled to indemnity, and also demanded compensation for damages caused to him in the amount of at least USD 325 thousand. In November 2019, the Company signed a confidential settlement agreement with that CFO. In connection with another legal proceeding of the company with him, he signed an agreement with the Company’s insurer under which he would be paid USD 250,000 of insurance funds in exchange for terminating the lawsuit against the Company, except for the indemnity claim in respect of which the former CFO of Cambridge is entitled to file a limited indemnity claim up to USD 50,000 under the terms set forth in the agreement.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 10: Contingent Liabilities and Engagements (Continued):

A.	Legal Proceedings (continued)

11.	Insolvency proceeding in the Tel Aviv-Yaffo District Court:

On July 14, 2021, Ability Group filed a motion (ex parte) with the Tel Aviv-Yaffo District Court for a stay of proceedings to enable a debt settlement, under the provisions of Amendment 4 to the Insolvency and Economic Recovery Act[1 } , 5778-2018 (hereinafter: the “Stay Motion” and the “Insolvency Act”, respectively). Subsequently, and after responses were filed on behalf of various alleged creditors, as well as an application a and supplementary notice on behalf of the Ability Group (on July 20, 2021), a hearing was held on July 21, 2021 in the Tel Aviv-Yaffo District Court.

The court ruled that the Stay Motion was not ready for a decision, and ordered Ability Group to try to reach agreements together with the Material Shareholders, in order to formulate a better prepared debt settlement.

On August 4, 2021, the SEC’s response to the Stay Motion was filed (hereinafter: the “SEC Response”). In its response, the SEC stated, among other things, that a “constructive trust” applied to funds received in the Company’s coffers, due to claims against the Company as described in Section A.8. above. Therefore, in the SEC’s view, the capital injected by American investors (currently shareholders) is not part of the creditors’ fund. This means that the deposit money (approximately USD 12.5 million) should only serve United States shareholders.

On July 21, 2021, the SEC unilaterally appealed to a U.S. court, seeking a restraining order on the deposit money, and the U.S. court issued a restraining order (hereinafter: “Freeze Order”), prohibiting Ability Group and anyone acting on its behalf to act or submit applications pertaining to the deposit money. Subsequently, on January 12, 2022, the SEC filed a motion with the U.S. court to charge the Company and Industries with approximately USD 24.3 million (see section A.8 above). above)

On February 24, 2022, Ability Group filed an application for a debt settlement, in which it petitioned the insolvency court to bring it for approval before the Ability Group’s creditors (hereinafter: the “Debt Settlement Plan”). On February 27, 2022, the court ordered the SEC to file a response to the debt settlement motion by March 10, 2022, in view of the fact that the Debt Settlement Plan depends on the SEC notifying the court that it recognizes the Israeli court’s jurisdiction to issue a binding judgment in respect of the debt settlement in the insolvency proceeding in all that pertains to the companies, or, alternatively, that the SEC notify the court that it will not attack the insolvency court decision, so the insolvency court’s decision will also bind the SEC, if the SEC’s case is decided, upon it raising its claims in this matter before the insolvency court.

On March 9, 2022, the SEC filed a motion (with the consent of the Group) for an extension to file its response, and the court granted the motion for an extension. Accordingly, the SEC must file its position by March 20, 2022 with respect to the debt settlement motion. On March 17, 2022, the SEC filed another request for an extension of time to file its response (after obtaining the consent of the Ability Group on the matter), so that the date for filing the SEC’s response to the debt settlement plan is March 31, 2022.

Given the fact that the SEC response has not yet been delivered, at this stage it is not possible to assess the prospects for the Debt Settlement Plan.

12.	Claim for attorney’s fee by a law firm in the in Tel Aviv-Yaffo Magistrate’s Court:

An Israeli law firm represented the defendants in the patent infringement lawsuit described in section A.4 above. above. On September 29, 2021, the same law firm filed a lawsuit against the same defendants, in the amount of approximately ILS 629,000, alleging that this was the fee due to it for representation in the patent claim (the Group made a provision for the full amount in its books). On January 16, 2022, the defendants filed a statement of defense and a pre-trial hearing was scheduled for May 2, 2022. An information, acquaintance and coordination between the parties is scheduled for April 5, 2022.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 10: Contingent Liabilities and Engagements (Continued):

B.	Agreement with Telcostar

On October 20, 2015, Industries entered into an agreement with Telcostar, which provides services related to Industries’ communications operations (hereinafter: the “Services”) and has a license for a new communications solution that the Company wished to assimilate (ULIN). The agreement between the parties stipulates that Telcostar will grant exclusivity to Industries for a period of three years from the date of executing the agreement to advertise, market, distribute and sell its products, directly to the Company’s customers worldwide in exchange for half of the net revenue from these sales. In the agreement, the Company undertook to sell the products for a minimum of USD 10.0 million per year (hereinafter: the “Minimum Sales Amount”). If the Company does not meet the Minimum Sales Amount, the Company must pay 15% of the balance of the sales amount that it did not meet, so the minimum amount that the Company is required to pay to Telcostar is USD 1.5 million (hereinafter: the “Minimum Charge”), even if it did not sell systems at all during the year. In addition, the agreement stipulates that the Company would pay Telcostar a fixed monthly retainer of USD 125 thousand on account of future payments in respect of the Minimum Charge. On August 7, 2018, the agreement was extended until January 31, 2019. In addition, as part of the renewal of the agreement, it was determined that the Minimum Charge to Telcostar will be EUR 30 thousand, instead of the payment of USD 125 thousand. On November 20, 2018, the Company entered into an agreement with a third party to purchase the entire shares of Telcostar. The acquisition was completed on January 15, 2019. Simultaneously with the completion of the acquisition, the previous agreement with Telcostar was terminated and the Company entered into a new agreement with a third party (hereinafter: the “Vendor”), which provided Telcostar with communication services. In the agreement between the parties, it was agreed that the Vendor will provide the Company with the same services it provided to Telcostar until December 31, 2019, in exchange for payment of cost + 10%. This agreement was extended several times and as of December 31, 2021, it was extended until December 31, 2022.

C.	Lease Liabilities

The Group had a 5-year lease for a leasehold in Tel Aviv that was to expire on November 30, 2022. The monthly rent under the agreement is approx. ILS 44 thousand (approx. USD 14 thousand based on the aforesaid exchange rate) plus VAT. Due to the difficult financial position of the Group, it vacated this leasehold and returned it to the owner at the end of August 2021. At the same time, the Group signed a one-year lease for a leasehold in Holon with a monthly rent of approximately ILS 7,000 (approximately USD 2,000 at the aforesaid exchange rate). The group did not recognize the property and liability in respect of this leasehold due to the short lease period and the low rent.

The following is a summary of the total minimum lease payments as of December 31, 2020 in respect of the lease in an office in Tel Aviv:

USD thousands

In the first year	166
In the second year	124

Total	290

Ability Inc.

Notes to the Consolidated Financial Statements

Note 11: Revenue per Regions

	For the year ended on December 31
	2021	2020	2019
	USD thousands

Asia	561	1,662	1,867
Israel	28	64	18

Total Revenue	589	1,726	1,885

See Note 14 for information about revenues from major customers of the Company during the years ended December 31, 2021, 2020 and 2019.

Note 12: General and administrative expenses:

	For the year ended on December 31
	2021	2020	2019
	USD thousands

Legal expenses*	3,746	503	2,752
Provision for doubtful debt**	-	1,950	-
Professional Services	656	591	1,149
Wages and ancillary	379	651	631
Share-based payment	108	96	128
Cancellation of advances from a customer, net of related expenses	-	-	(511)
Other	546	539	670

Total administrative and general expenses	5,435	4,330	4,819

*	In 2021, the Group made an additional provision of approximately 2.9 million in respect of the claims described in Notes 10.A.2 and 10.A.3.

**	The group recorded a doubtful debt provision on the entire debt in respect of one of its customers in view of a number of reasons, including the COVID-19 crisis that impacted the Group recently and led to delays in the collection of this debt. It is worth noting that notwithstanding the foregoing the Group continues to act to collect this debt.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 13:	TAXES on income:

A.	Tax rates applicable to the Group:

The Israeli corporate tax rate applicable to the Group companies as of the 2018 tax year is 23%.

B.	Tax assessments

For Industries and Security, tax assessments that are considered final until and including 2015.

C.	Carryover losses for tax purposes:

As of December 31, 2021, Industries has accrued business losses and capital losses for tax purposes of ILS 175.8 million (approximately USD 56.5 million at the exchange rate of USD 1 to ILS 3.11 as of December 31, 2021) and approximately ILS 617 thousand (approximately USD 198 thousand at the aforesaid exchange rate), respectively; Security has accrued business losses for tax purposes in the amount of approximately ILS 391 thousand (approximately USD 125 thousand at the aforesaid exchange rate). Industries and Security did not generate deferred taxes for the carried over losses in the absence of an expectation of their utilization in the foreseeable future.

Note 14:	Centralization risk

Major customers and vendors are defined as those from which at least 10% of the Group’s revenue and cost of sales, respectively.

A.	During the years ended December 31, 2021, 2020 and 2019, revenues from major customers reflected 95% (one customer), 96% (one customer) and 88% (one customer) of total revenue, respectively.

B.	During the years ended December 31, 2021, 2020 and 2019, the cost of sales from major vendors reflected 34% (two suppliers), 39% (two suppliers) and 34% (two suppliers) of the total cost of sales, respectively.

Note 15: Events after the Date of the Report

A.	On January 12, 2022, the SEC filed a motion for the court in the U.S. court against the Company and Industries for approximately USD 24.3 million, consisting of USD 19 million which were allegedly unlawfully generated, plus interest of about USD 5.3 million, to be forfeited in favor of the SEC. For more information, see Note 10.A.8.

B.	On February 24, 2022, the Company filed a motion to bring a debt restructuring plan for the approval of the stakeholders under the Insolvency Act as well as through advancement of settlement outlines with certain creditors of the Company. For more information, see Note 10.A.11.

CHAPTER D

ADDITIONAL DETAILS ON THE COMPANY’S BUSINESS

For the year ended December 31, 2021

In Accordance with the Securities Regulations (Periodic and
Immediate Reports), 1970 (the “Regulations”)

Regulation 9:	Financial Statements

For the Company’s annual consolidated financial statements, see Chapter C of this report.

Regulation 9B:	Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure

The Company does not attach to the periodic report an annual report about the assessment of the Board of Directors and the management of the effectiveness of internal control, in accordance with the relief for a “small corporation” under Regulation 5D(4) of the Regulations.

Regulation 9C:	Separate Financial Statement

The separate financial statement does not contribute additional information to that already contained in the consolidated statements and is therefore not attached.

Regulation 9D:	Report on the Status of Liabilities according to Maturities

A report about the Company’s liabilities is published by the Company in a separate immediate report shortly after the publication of this periodic report.

Regulation 10:	Report of the Board of Directors on the State of the Corporation’s Affairs

For the report of the Board of Directors, see Chapter B of this report.

Regulation 10A:	Summary of the Company’s profit or loss Statement by Half-Years Periods

The following is a summary of the Company’s profit and loss statements for the two halves of 2021 (USD thousands):

	For the six-month period ending on		For the year ended on
	June 30, 2021	December 31, 2021	December 31, 2021
	USD thousands
Sale Revenues	281	308	589
Cost of sales	1,135	815	1,950
Gross loss	(854)	(507)	(1,361)
Sale and marketing expenses	392	267	659
Administrative and general expenses	3,760	1,675	5,435
Operating loss	(5,006)	(2,449)	(7,455)
Financing income	(33)	33	-
Financing expenses	33	109	142
Comprehensive loss	(5.006)	(2.591)	(7.597)

Regulation 11:	Investments in Subsidiaries and Associates

Company Name	Share type	Number of shares	Face value	Investment in an investee company(a) (USD thousands)	Holding rate (%)(b)
Industries	Ordinary shares	140.530	ILS 1	32.789	100%
Security	Ordinary shares	100	ILS 1	*	100%
Telcostar	Ordinary shares	1.000	USD 1	1.032	100%

a)	Investment in companies held by the Company is presented according to their cost, which is not in accordance with International Financial Reporting Standards (IFRS).

b)	In the capital, voting rights and the authority to appoint directors.

*	Less than USD 0.5 thousand.

Regulation 12:	Changes in Investments in Subsidiaries

During the report period, an investment of USD 358 thousand net was recorded in Industries in respect of share-based compensation for Industries employees and the two Material Shareholders of the Company.

Regulation 13:	Revenues of Subsidiaries and the Company’s Income from Them

For the Year ended December 31 2021
	Loss total		Amounts which the Company is entitled to receive
	USD thousands
Company Name	Before tax	After tax	interest	Management fee	Dividend
Industries	7.590	7.590	-	-	-
Security	7	7	-	-	-
Telcostar	-	-	-	-	-
Total	7.597	7.597	-	-	-

Regulation 14:	Loans

The Company is not engaged in lending.

Regulation 21:	Remuneration of Stakeholders and Senior Officers in 2021

1.	The following is a breakdown of the remuneration granted in 2021, as recognized in the consolidated financial statements for 2021, to each of the five highest-paid senior officers in the Company or Corporation under its control, in connection with his tenure in a Company or Corporation under its control, in USD thousands:

Recipient				Remuneration for services(a) (USD thousands)					Other compensation
Name	Position	Scope of Position	Company’s holding rate(b)	Annual wage	Bonus	Share-based payment	Management fees, consulting fees and commissions	Other(c)	Interest, rent, other	Total Annual (USD thousands)
Anatoly Hurgin (1)	CEO and Chairman of the Board	100%	13.91%	409	-	179	-	-	-	588
Alexander Aurovsky (2)	Deputy Chief Technology Officer and Director	100%	17.67%	417	-	179	-	-	-	596
Evyatar Cohen (3)	Chief Financial Officer	65%	-	289	-	-	-	-	-	289
Maya Sadrina (4)	Director	-	-	47	-	-	-	-	-	47
Amir Ariel (5)	Director	-	-	43	-	-	-	-	-	43
Joseph Tenne (6)	Director	-	-	44	-	-	-	-	-	44

a)	The remuneration amounts in the table above are presented in terms of cost to the Company.

b)	Excluding holding in options that are not listed for trading.

c)	Including car expenses, land/mobile telephone, daily newspaper, gift value, per diem, etc.

2.	The following is a description of the remuneration terms of the officers listed in the tables above:

(1) Anatoly Hurgin

On September 6, 2015, the Company entered into an agreement with Mr. Anatoly Hurgin, CEO and Chairman of the Company’s Board of Directors, in connection with his position as CEO of the Company, according to which Mr. Hurgin is entitled to a gross monthly salary of ILS 120,000 (approximately USD 39 thousand at the exchange rate of USD 1 to ILS 3.11 as of December 31, 2021). In addition, Mr. Hurgin is entitled to terms of employment as follows: a provision of 8.33% of the monthly salary to an insurance company or pension fund in respect of a severance pay fund; a provision of 5% or 6% of the monthly salary for a provident fund or savings plan; if Mr. Hurgin chooses disability insurance, the Company will participate in the insurance payment at a rate of up to 2.5% of his monthly salary; a provision in the amount of 7.5% of the monthly salary for a study fund, vehicle and reasonable expenses for using the vehicle.

In addition, as of January 1, 2019, Mr. Hurgin is eligible to receive a bonus, subject to the approval of the Company’s Board of Directors, of 2% of the Company’s gross profit or 4% of the Company’s EBIDTA, whichever is higher. If the Company does not recognize profits and there is negative EBIDTA, the bonus will be paid as 2% of the gross profit through an issue of ordinary shares of the Company. The performance targets agreed were not achieved for the years ended December 31, 2021 and 2020 and therefore no bonus was recorded or paid.

From September 2019 until the date of this report, due to financial difficulties faced by the Company, Mr. Hurgin did not receive a monthly salary for his work at the Company. The net amount to be paid to Mr. Hurgin and the balance of the cost in respect of unpaid salaries were recorded in the items ‘related parties’ and ‘accrued payroll and other compensation related accruals’, respectively in the Company’s Consolidated Financial Statements as of December 31, 2021, attached as Chapter C to this report.

On June 14, 2021, the Company’s Board of Directors decided, as part of the Company’s measures to reduce its expenses, to approve the reduction of Mr. Hurgin’s salary by 50%. Mr. Hurgin agreed to the reduction.

On April 17, 2019, the Company issued 350,000 blocked ordinary shares to Mr. Hurgin. The blocked ordinary shares mature in three equal tranches on the following dates: January 13, 2022; January 13, 2023, and January 13, 2024, subject to Mr. Hurgin’s continued employment with the Group until the relevant vesting date. Upon an event of “change of control” (as defined in the Company’s Capital Incentive Program from 2015)[2] the blocked ordinary shares will vest immediately prior to such change of control, subject to Mr. Hurgin’s continued employment with the Group until the date of such change of control.

(2) Alexander Aurovsky

On September 6, 2015, the Company entered into an employment agreement with Mr. Alexander Aurovsky, Chief Technology Officer and director of the Company, in connection with his position as CTO, according to which Mr. Aurovsky is entitled to a gross monthly salary of ILS 120 thousand (approx. USD 39 thousand at the aforesaid exchange rate). In addition, Mr. Aurovsky is entitled to the terms of employment as follows: a provision of 8.33% of the monthly salary of an insurance company or pension fund in respect of a severance pay fund; A provision of 5% or 6% of the monthly salary for a provident fund or savings plan; To the extent that Mr. Aurovsky chooses to call in disability insurance, the company will participate in the insurance payment at a rate of up to 2.5% of his monthly salary; Provision in the amount of 7.5% of the monthly salary for a study fund, a luxury car and reasonable expenses for using the car.

In addition, as of January 1, 2019, Mr. Aurovsky is eligible to a bonus of 2% of the Company’s gross profit or 4% of the Company’s EBIDTA, whichever is higher. If the Company does not recognize profits and there is negative EBIDTA, the bonus will be paid as 2% of the gross profit through an issue of ordinary shares of the Company. The performance targets agreed upon were not achieved for the years ended December 31, 2021 and 2020 and therefore no bonus was recorded or paid.

From September 2019 until the date of this report, due to financial difficulties the Company is facing, Mr. Aurovsky did not receive a monthly salary for his work at the Company. The net amount to be paid to Mr. Aurovsky and the balance of the cost in respect of the unpaid salaries are recorded in the items “Related parties” and “Account payable for wages and ancillary”, respectively, in the financial statements.

[2]	On November 18, 2015, the Company’s Board of Directors adopted the 2015 Long-Term Equity Incentive Plan (the “Plan”). The purpose of the Plan, among other things, is to provide incentives for Company officers through capital bonuses.

On June 14, 2021, the Company’s Board of Directors decided, as part of the Company’s actions to reduce its expenses, to approve the reduction of Mr. Aurovsky’s salary by 50%. Mr. Aurovsky agreed to the reduction.

On April 17, 2019, the Company issued 350,000 blocked ordinary shares to Mr. Aurovsky. The blocked ordinary shares mature in three equal tranches on the following dates: January 13, 2022; January 13, 2023, and January 13, 2024, subject to Mr. Aurovsky’s continued employment with the Group until the relevant vesting date. Upon an event of “change of control” (as defined in the Company’s Capital Incentive Program from 2015) the blocked ordinary shares will vest immediately prior to such change of control, subject to Mr. Aurovsky’s continued employment with the Group until the date of such change of control.

(3) Evyatar Cohen

On March 15, 2020, Mr. Evyatar Cohen began serving as the Company’s CFO and in accordance with the services agreement with him, he is entitled to a consideration of ILS 75 thousand per month (approximately USD 24 thousand at the aforesaid exchange rate) plus VAT (the “Monthly Consideration”). In addition, Mr. Cohen is entitled to receive an annual performance-based bonus at a rate not to exceed 2.5 times the Monthly Consideration, subject to the achievement of annual targets as determined by the Company’s CEO. In addition, Mr. Cohen is entitled to receive capital compensation, if the Company decides on such distribution. It is worth noting that Evyatar did not receive a large part of his fee in 2021 in view of the cash flow distress of the Group and was also not entitled to receive the annual bonus noted above (this issue was not even discussed in view of the cash flow distress).

(4) Maya Sadrina

See details on remuneration and bonuses to directors below.

(5) Amir Ariel

See details on remuneration and bonuses to directors below.

(6) Joseph Tenne

See details on remuneration and bonuses to directors below.

Below is a breakdown of remuneration and bonuses to directors:

The remuneration of external directors and other directors in the Company will be the maximum remuneration for an expert external director according to the Company’s rank as stated in the Companies (Rules regarding Remuneration and Expenditure for External Director) Regulations, 7560-2000 (“Remuneration Regulations”), as they will be from time to time, and according to the rank the Company assigns to the director according to its equity as it will be from time to time. In addition, the directors are entitled to reimbursement of expenses as is customary in the Company and in accordance with Regulation 6 of the Regulations, to be included in the Company’s directors’ and officers’ insurance policy, and will receive an indemnification commitment, or indemnity under an indemnification permit and exemption from liability under the Companies Law, 5769-1999 (the “Companies Law”).

In 2021, the remuneration due to the external director Ms. Maya Sadrina amounted to approximately ILS 145 thousand (about USD 47 thousand at the aforesaid exchange rate).

In 2021, the remuneration due to the external director Mr. Amir Ariel amounted to approximately ILS 135 thousand (about USD 43 thousand at the aforesaid exchange rate).

In 2021, the remuneration due to the director, Mr. Yosef Tenne, amounted to approximately ILS 137 thousand (about USD 44 thousand at the aforesaid exchange rate).

It is worth noting that the Company did not pay the directors’ remuneration for the first quarter of 2021 to the three directors in view of the cash flow difficulties.

Regulation 21A:	Control of the Company

As of the date of this report, the Company does not have controlling shareholders.

Regulation 22:	Transactions with Controlling Shareholders or where the Controlling Shareholders Have a Personal Interest in their Approval

As stated, during the report period and as of the date of publication of the report, there is no controlling shareholder in the Company.

Regulation 24:	Holdings of Stakeholders and Senior Officers near the date of publication of the report

For information about holdings of stakeholders and senior officers in the Company near the date of publication of the report, see the Company’s immediate report dated January 16, 2022 (Reference 2022-01-004264), which is included in this report by way of reference.

Regulation 24A:	Registered Capital, Issued Capital and Convertible Securities

For information about registered capital, issued capital and convertible securities of the Company, see Note 9 in the financial statements.

Regulation 24B:	Shareholders Register

For information about the Company’s Register of Shareholders, to the best of the Company’s knowledge, see the Company’s immediate report dated January 1, 2020 (reference: 2020-01-000468), included in this report by way of reference.

Regulation 25A:	Registered Address of the Company

The company’s registered office is 8 HaHortim Street, Holon.

Regulation 26:	Directors of the Company

The following are personal and professional details of the Company’s directors as of the date of this report:

Name:	Anatoly Hurgin
ID number:	309608641
Date of birth:	May 9, 1958
Address for service of documents:	10 HeHaruv, Caesarea
Nationality:	Israeli
Membership in Board Committees:	--
External/independent director:	--
Position in the Company, subsidiary, affiliated company or stakeholder therein:	The Group’s CEO, Chairman of the Company’s Board of Directors and a Director of Industries and Security.
Date on which began serving as a director of the Company:	December 23, 2015.
Education:	Master’s degree in radio-electronics from the High Military College of the Air Defense Array in Vilnius, Lithuania.
Occupation in the past five years and other corporations in which he serves as a director:	The Group’s CEO, Chairman of the Company’s Board of Directors and Director of Industries and Security.
Family relation to a stakeholder:	No
Has accounting and financial expertise or professional proficiency:	No.

Name:	Alexander Aurovsky
ID number:	306345687
Date of birth:	May 29, 1952
Address for service of documents:	17 Ukhmanit, Ramat Gan
Nationality:	Israeli
Membership in Board Committees:	--
External/independent director:	--
Position in the Company, subsidiary, affiliated company or stakeholder therein:	The Group’s Chief Technology Officer, Director of the Company and Director of Industries and Security.
Date on which began serving as a director of the Company: Date on which began serving as a director of the Company:	December 23, 2015.
Education:	MA in Radio Electronics from Bonch-Bruevich Saint Petersburg State University of Telecommunications, Russia.
Occupation in the past five years and other corporations in which he serves as a director:	The Group’s Chief Technology Officer, Director of the Company and Director of Industries and Security.
Family relation to a stakeholder:	No
Has accounting and financial expertise or professional proficiency:	No.

Name:	Maya SAdrina
ID number:	061005724
Date of birth:	May 20, 1982
Address for service of documents:	14 Nahalat Yitzhak, Tel Aviv, 6744813
Nationality:	Israeli
Membership of Board committees:	Remuneration Committee, Audit Committee and Financial Statements Review Committee.
External/independent director:	External director
Position in the Company, subsidiary, affiliated company or stakeholder therein:	--
Date on which began serving as a director of the Company:	February 26, 2020
Education:	BA in Accounting, Management and Economics, Tel Aviv University; Licensed to practice accounting.
Occupation in the past five years and other corporations in which he serves as a director:	Owns an independent firm for financial consultation and financial support for businesses and individuals; lecturer at Alon Gal’s “Toot Communication” training school; co-director partner of the “Financial Umbrella” project; until 2018, head of the credit control team – risk management division at Leumi Card.
Family relation to a stakeholder:	No
Has accounting and financial expertise or professional proficiency:	Has accounting and financial expertise

Name:	Amir Ariel
ID number:	024162059
Date of birth:	November 16, 1968
Address for service of documents:	10 Yohanan Bader Street, Ramat Gan
Nationality:	Israeli
Membership of Board committees:	Remuneration Committee, Audit Committee and Financial Statements Review Committee
Independent director or external director:	External Director
Position in the Company, subsidiary, affiliated company or stakeholder therein:	--
Date on which began serving as a director of the Company:	February 9, 2021
Education:

B.A. of Law with honors from Bar Ilan University; M.A. in Business Administration including a Master’s paper at the University of Derby, the United Kingdom.

Certified as an attorney, notary and mediator.

Occupation in the past five years and other corporations in which he serves as a director:

●     2015 to 2020: VP of Business Development and Properties at the public company Edri-El Israel Properties Ltd.; Former CEO of the Group’s private companies.

●     2017-2018: Business Development and Marketing Consultant at Solar Age Ltd. (Alpha Brown).

●     1995 onwards: Independent attorney in the field of real estate, finance, capital markets and commercial law.

●     Senior officer in public companies operating in Israel and abroad for over 20 years.

Position as a director in the following companies:

●     Independent director and member of the Board of Directors of Dekma Capital Ltd. – from 2017 until 2021.

●     External director and member of board committees of Rani Zim Shopping Centers Ltd. – since 2019.

●     External director and member of board committees of Ramot Ba’ir Ltd. – since 2019.

●     External director, chairman of the audit committee and chairman of the independent committee at BSD Crown Ltd – from 2020 to 2021 (the company became private).

●     External director and chairman of the audit committee at Kaman Capital Ltd. – from 2021.

●     Director of a private company, RNA Ariel Investments Ltd. – from 2011.

Family relation to a stakeholder:	No
Has accounting and financial expertise or professional proficiency:	Yes

Name:	JosePH TenNe
ID number:	053581575
Date of Birth:	October 17, 1955
Address for service of documents:	6 HaToot, Ramot Hashavim 4593000
Nationality:	Israeli
Membership of Board committees:	Remuneration Committee, Audit Committee and Financial Statements Review Committee.
External/independent director:	Director
Position in the Company, subsidiary, affiliated company or stakeholder therein:	--
Date on which began serving as a director of the Company:	February 18, 2021
Education:	BA in Economics and Accounting, Tel Aviv University; Master’s degree in business administration with a specialization in accounting and finance, Tel Aviv University.
Occupation in the past five years and other corporations in which he serves as a director:	CFO and Financial Advisor at Itamar Medical Ltd., a public company; Independent Director at AudioCodes Ltd.; Independent Director at Mind CTI an island Ltd., External Director at OPC Energy Ltd., External Director at Sapir Corp. Ltd., External Director at Haikon Systems Ltd., External Director at Electreon Wireless Ltd., Director at Orgenesis Ltd., Director at Currical Ltd., Director at Tennenbaum Properties Ltd.
Family relation to a stakeholder:	No
Has accounting and financial expertise or professional service:	Has accounting and financial expertise

Regulation 26A:	Senior Officers in the Company

The following are personal and professional details regarding senior officers in the Company, as of the date of this report (and which are not specified in accordance with Regulation 26 above):

EvYatar Cohen
ID number:	025104464
Date of birth:	February 28, 1973
Position:	Chief Financial Officer
First term:	March 15, 2020
Education:	Bachelor’s degree in accounting from the College of Management in Rishon Lezion and a master’s degree in law from Bar Ilan University.
Position in the Company, subsidiary, affiliated company or stakeholder therein:	CFO of the Group and the Group companies
Independent signatory of the Company:	Yes
Occupation in the past five years and other corporations in which he serves as a director:	The Company’s CFO; CFO and financial advisor in public and private companies in the United States, Israel and Europe
Family relation to a stakeholder or family relation to a senior officer or a stakeholder of the Company:	No

YIsrael GEWirTz
ID number:	33762139
Date of birth:	February 19, 1977
Position:	Internal Auditor
First term:	February 22, 2021
Education:	BA in Economics and Accounting, Bar Ilan University; Certified in Accounting.
Position in the Company, subsidiary, affiliated company or stakeholder therein:	No
Independent signatory of the Company:	No
Occupation in the past five years and other corporations in which he serves as a director:	Partner in the firm Fahn Kanne Control Management Ltd.; Internal auditor in public companies and institutional bodies; Consultant in control matters
Family relation to a stakeholder or family relation to a senior officer or a stakeholder of the Company:	No

Regulation 26B:	Independent Signatories of the Company

As of the date of the report, Mr. Anatoly Hurgin, the Company’s CEO and Chairman of the Board, Mr. Alexander Aurovsky, the Company’s Chief Technology Officer and Director, and Mr. Evyatar Cohen, the Company’s CFO, are independent signatories.

Regulation 27:	The Company’s Independent Auditor

The Company’s independent auditor is the accounting firm BDO Ziv Haft.

Regulationq 28:	Amendments to the Articles of Association

No changes were made to the Company’s Articles of Association during the reporting period.

Regulation 29(a):	Recommendations and Resolutions of the Board of Directors before the General Meeting, and their Resolutions that do not require the Approval of the General Meeting

During the reporting period, the directors’ recommendations were not presented to the General Meeting, and their decisions are not subject to the approval of the General Meeting regarding the payment of dividends and benefit shares; changes in registered or issued capital; change of memorandum or articles of association; redemption of securities; early redemption of bonds; and a transaction that is not in accordance with market conditions between the Company and its interested parties.

Regulation 29(b):	Resolutions of the General Meeting of the Company adopted not in accordance with the recommendations of the Board of Directors in matters specified in paragraph (a) above

No resolutions were adopted in the Company’s General Meeting that were not in accordance with the recommendations of the directors in matters detailed in Regulation 29(a) above.

Regulation 29(c):	Resolutions of a Special General Meeting

During the report period, resolutions of a Special General Meeting were adopted as follows:

1.	On February 9, 2021, the General Meeting approved the appointment, terms of office and employment of Mr. Amir Ariel as an external director of the Company and also approved the appointment of the Company’s CEO, Mr. Anatoly Hurgin, also as Chairman of the Company’s Board of Directors. For further details, see the Company’s immediate reports dated January 3, 2021 and February 10, 2021 (references 2021-01-000711 and 2021-01-016542, respectively), which are included in this report by way of reference.

2.	On May 5, 2021, the General Meeting reaffirmed the terms of office and employment of the Company’s CEO and Chairman of the Board, Mr. Anatoly Hurgin, and also reaffirmed the terms of office and employment of the Chief Technology Officer and Director of the Company, Mr. Alexander Aurovsky. For more information, see the Company’s immediate report dated May 5, 2021 (reference 2021-01-078927), which is included in this report by way of reference.

Regulation 29A:	Company Resolutions

(1) Approval of Operations under Section 255 of the Companies Act

None.

(2) Action under Section 254(a) of the Companies Act which has not been approved

None.

(3) Exceptional transactions that require special approvals under Section 270(1) of the Companies Act

During the reporting period, the Company did not have any exceptional transactions that require special approvals under Section 270(1) of the Companies Act.

(4) Exemption, insurance or indemnification undertaking in effect as of the date of the report

As of the date of the report, all the directors and senior officers of the Company are entitled to indemnification in accordance with the Company’s Articles of Association, subject to the provisions of 39A of the Securities Act, 5728-1968.

The Company purchased a policy with limits of liability for the 12-month period that ended on February 20, 2022 and extended the policy for another six months, until August 20, 2022. The main terms of the policy are as follows: (a) The policy applies in Israel and abroad and is within the limits of liability of up to USD 5 million for each case and period; (b) Coverage A – no deductible; Coverage B – USD 100,000 deductible, and USD 250,000 deductible in the United States and Canada; Coverage C – USD 200,000 deductible and USD 750,000 deductible in the United States or Canada.

Date: March 31, 2022	Ability Inc.

Signatory’s name	Signatory’s position
Anatoly Hurgin	Chairman of the Board and CEO

CHAPTER E: Declarations regarding the Effectiveness of Internal Controls over the Financial Statements and Disclosure

Managers’ Declarations:

(A) Declaration of the Chief Executive Officer pursuant to Regulation 9B(d)(1)

Managers’ Declarations:

Declaration of the Chief Executive Officer

I, Anatoly Hurgin, declare that:

1)	I reviewed Ability Inc.’s periodic report. (Hereinafter - the corporation) for the year 2021 (hereinafter - the reports).

2)	To my knowledge, the reports do not include any misrepresentation of a material fact and do not lack a presentation of a material fact necessary so that the presentations included in them, in light of the circumstances in which those representations were included, are not misleading with respect to the reporting period.

3)	To the best of my knowledge, the financial statements and other financial information contained in the statements adequately reflect, in all material respects, the financial position, results of operations and cash flows of the corporation for the dates and periods to which the statements relate.

4)	I disclosed to the corporation’s auditor, board of directors and audit committee of the corporation’s board of directors, based on my most recent assessment of the internal control over financial reporting and disclosure:

(a)	any significant deficiencies and material weaknesses in the determination or exercise of internal control over financial reporting and disclosure that may reasonably adversely affect a corporation’s ability to collect, process, summarize or report financial information in a manner that casts doubt on the financial reporting reliability and preparation of financial statements in accordance with the provisions of the law; and –

(b)	Any fraud, whether material or immaterial, involving the CEO or his subordinates directly or involving other employees who have a significant role in the internal control over financial reporting and disclosure.

5)	I, alone or with others in the corporation:

(a)	have established controls and procedures, or verified the determination and existence of controls and procedures under my supervision, designed to ensure that material information relating to the corporation, including its subsidiaries as defined in the Securities (Annual Financial Statements) Regulations, 5770-2010 is brought to my attention by others in the corporation and the consolidated companies, in particular during the preparation period of the reports;

(b)	have established controls and procedures, or have verified the establishment and existence of controls and procedures under my supervision, designed to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(v)	have evaluated the effectiveness of the internal control over the financial reporting and disclosure, and I have presented in this report the conclusions of the Board of Directors and the management regarding the effectiveness of the internal control as stated as of the date of the reports.

Nothing in the foregoing shall derogate from my liability or the liability of any other person, under any law.

March 31, 2022
date	Anatoly Hurgin, CEO and Chairman of the Board

(B) Declaration of the most senior financial officer under Regulation 9B(d)(2):

Declaration of the most senior financial officer

I, Evyatar Cohen, declare that:

(1)	I examined the financial statements and other financial information contained in Ability Inc.’s statements (hereinafter - the corporation) for the year 2021 (hereinafter - the reports).

(2)	To my knowledge, the financial statements and other financial information contained in the statements do not include any misrepresentation of a material fact and do not lack a presentation of a material fact necessary so that the presentations included, in light of the circumstances in which those statements were included, are not misleading.

(3)	To the best of my knowledge, the financial statements and other financial information contained in the statements adequately reflect, in all material respects, the financial position, results of operations and cash flows of the corporation for the dates and periods to which the statements relate.

(4)	I disclosed to the corporation’s auditor, board of directors and audit committee of the corporation’s board of directors, based on my most recent assessment of the internal control over financial reporting and disclosure:

(a)	any significant deficiencies and material weaknesses in the determination or exercise of internal control over the financial reporting and disclosure insofar as it relates to the financial statements and other financial information contained in the statements, which may reasonably adversely affect the corporation’s ability to collect, process, summarize or report financial information in a manner as to cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law; and –

(b)	Any fraud, whether material or immaterial, involving the CEO or his subordinates directly or involving other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the corporation:

(a)	have established controls and procedures, or have verified the establishment and existence of controls and procedures under my supervision, designed to ensure that material information relating to a corporation, including subsidiaries, is as defined in the Securities (Annual Financial Statements) Regulations, 5760-2010 as relevant to the financial statements and other financial information included in the reports are brought to my attention by others in the corporation and the subsidiaries, in particular during the preparation period of the reports;

(b)	have established controls and procedures, or have verified the establishment and existence of controls and procedures under our supervision, designed to reasonably ensure the reliability of financial reporting and preparation of financial statements in accordance with the provisions of law, including in accordance with generally accepted accounting principles.

(c)	have evaluated the effectiveness of the internal control over the financial reporting and disclosure, insofar as it relates to the financial statements and to the other financial information that is included in the reports as of the date of the reports. My conclusions regarding my assessment as stated were presented to the Board of Directors and the Management and are included in this report.

Nothing in the foregoing shall derogate from my liability or the liability of any other person, under any law.

March 31, 2022
date	Evyatar Cohen, CFO